SAVE AEROJET

THE PATH TO IMPROVED VALUE CREATION AT AEROJET ROCKETDYNE

INVESTOR PRESENTATION | JUNE 2022

Potential is interesting, but execution is everything.

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Steel Partners Holdings L.P. and the other participants named in this proxy solicitation (collectively, "Steel Partners") and are based on publicly available information with respect to Aerojet Rocketdyne Holdings, Inc. (the "Company"). Steel Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Steel Partners' conclusions. Steel Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Steel Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Steel Partners herein are based on assumptions that Steel Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Steel Partners currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Steel Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Steel Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Steel Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Steel Partners. Although Steel Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Steel Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Steel Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

TABLE OF CONTENTS

Business History & Lockheed Transaction Overview

- Aerojet Rocketdyne Holdings Inc. ("Aerojet Rocketdyne" or the "Company") is a technology-focused manufacturer of defense and space products that also has a real estate segment.
- The Company (together with its predecessor entities) has a 100-year history and has nearly 5,000 employees.
- The Company develops systems and components for the defense and space industries, with **a half-dozen critically important customers driving roughly 90% of revenue**.
- In December 2020, the Company announced an agreement to be sold to Lockheed Martin Corporation ("Lockheed") for $56 per share, representing a $4.4 billion transaction value and a $5 per share cash dividend.
- In February 2022, after many months of mounting regulatory headwinds, Lockheed terminated the transaction.

Key Financial Metric: Free Cash Flow ("FCF")



Free Cash Flow ($ in millions)
$350
$300
$250
$200
$150
$100
$50
$0
$210
$218
$309
CARES Act Money
$100
$62
2018
2019
2020
2021

- FCF is widely-acknowledged as the most critical metric for aerospace and defense companies.
- Although Aerojet Rocketdyne reported $162 million in FCF in 2021, $100 million of that was from a one-time CARES Act payment.
- In reality, the Company only generated $62 million in free cash flow for the year – a startling 79.9% decline.

Source: The Company's Q1 2022 10-Q unless otherwise stated.

ABOUT WARREN LICHTENSTEIN

Mr. Lichtenstein, who was appointed Executive Chairman by his fellow directors in 2016 and remains a top three shareholder, is the architect of the high-potential organization that exists today.



AEROJET ROCKETDYNE

<u>The Facts Speak for Themselves</u>

- 2000 – First invests in Aerojet Rocketdyne.
- 2008 – Joins Board following resolution of election contest and worked to help reconstitute leadership.
- 2010 – Leads hiring of aerospace veteran Scott Seymour as the Company's president and CEO.
- 2013 – Leads the successful acquisition and integration of Rocketdyne for approximately $550 million.
- 2015 – Works with senior leaders, including former executive Mark Tucker, to develop Company's first multi-faceted competitive improvement program ("CIP") aimed at reducing costs and increasing operational efficiency.
- 2015 – Hires Eileen Drake as Company's first COO and later recommends her to become CEO.
- 2016 – Appointed Executive Chairman by fellow directors in recognition of his value, and then oversees acquisition of Coleman Aerospace, refinancing of debt and a restructuring to enhance efficiency and improve competitive posture.
- 2017-2018 – Oversees the execution of the Company's integration of Coleman Aerospace and broader strategy.
- 2019 – Oversees culmination of CIP II, resulting in improved financials and favorable shareholder returns.
- 2020 – Leads Company through the first year of pandemic.
- 2022 – Recruits Mr. Tucker to return as CEO and, as a result, no longer needs to serve as Executive Chairman.

In addition to overseeing total shareholder returns of more than 250% since joining the Board, Mr. Lichtenstein has presided over approximately 7x growth in the Company's market capitalization.

WHY WARREN LICHTENSTEIN IS EXECUTIVE CHAIRMAN

The Board – including three members of Ms. Drake's current slate – clearly articulated that it appointed Mr. Lichtenstein Executive Chairman to augment Ms. Drake's capabilities. The below explanation was included in some form in the 2017, 2018, 2019, 2020 and 2021 proxy statements.

Excerpt from Aerojet Rocketdyne 2017 Proxy Statement

"In June 2016, the Board decided to create an Executive Chairman role. Currently, Warren Lichtenstein is our Executive Chairman and Eileen Drake is our CEO and President. We believe this structure is the most advantageous for the Company at this time as Mr. Lichtenstein's financial acumen, knowledge of the Company, and business contacts are valuable as an executive in a management capacity.

Pursuant to the Company's corporate governance guidelines, the duties of the Executive Chairman of the Board include among other things:

- leading the Board in all aspects of its role, including regularity and frequency of meetings, and agenda setting;
- establishing the style and tone of board discussions to promote effective decision-making;
- presiding over meetings of the Board (other than executive sessions of the independent Directors), and annual and special meetings of stockholders;
- ensuring that the Board functions at a high level on a continuing basis;
- supporting the recruitment and training, as necessary, of new members of the Board;
- ensuring effective implementation of board decisions;
- facilitating communication between and among independent Directors and management;
- leading senior management in developing recommendations for the Company's strategy for presentation to the Board for approval;
- supporting the CEO and President in implementing and executing Company strategy; and
- fostering open communication with major stockholders through stockholder outreach and engagement initiatives."

ABOUT THE JUNE 30TH SPECIAL MEETING: TWO SLATES OF DIRECTOR CANDIDATES

THE DRAKE SLATE

INCUMBENT NOMINEES


Eileen Drake


Gen. Lance Lord*


Thomas Corcoran*


Gen. Kevin Chilton*

NEW AND INDEPENDENT NOMINEES


Gail Baker


Marion C. Blakey


Maj. Gen. Charles Bolden Jr.**


Deborah Lee James

Between Ms. Drake's reported willingness to resign for $48 million and Mr. Corcoran's initial decision to not stand for re-election, at least 25% of the Drake slate appears uncommitted to serving.

THE CHAIRMAN'S REFRESHED SLATE

INCUMBENT NOMINEES


Warren Lichtenstein


Martin Turchin

NEW AND INDEPENDENT NOMINEES


Hon. Tina Jonas


Joanne Maguire


Aimee Nelson


Mark Tucker


Vice Admiral Mathias Winter


Heidi Wood

*Members of the Organization & Compensation Committee, which has unilateral say over Ms. Drake's compensation.
**Former Aerojet Rocketdyne (then GenCorp. Inc.) Director

ABOUT THE JUNE 30TH SPECIAL MEETING: TWO DISTINCT VALUE PROPOSITIONS

THE DRAKE SLATE, WHICH IS COMMITTED TO MS. DRAKE REMAINING CEO

The Drake Faction – which failed to engage in adequate contingency planning and has been disengaged while the business eroded over the past 18 months – now wants Board control without acknowledging the Company's deterioration, articulating a turnaround plan or promising investors they can digest the outcome of the trial over Ms. Drake's misuse of corporate resources.

✖

THE CHAIRMAN'S REFRESHED SLATE, WHICH FEATURES NEW CEO CANDIDATE MARK TUCKER

The Chairman's recently refreshed slate, which is comprised of a diverse group of experts and a major long-term shareholder, is committed to enacting governance improvements, putting in place the ideal Chief Executive Officer and overseeing smarter capital allocation and the execution of a credible three-year strategy that targets at least $65 per share in value.

☑

THE IMPORTANCE OF THE MAY TRIAL OVER MS. DRAKE'S MISUSE OF CORPORATE RESOURCES

- Beginning in early 2022, the record shows that Ms. Drake and her three boardroom allies **used** the corporate machinery and Company resources to pursue Board control and prioritize their interests.

- The Company's unauthorized Feb. 1st press release demonstrated that *the four-member Drake Faction* was using the corporate machinery and Company resources without proper review and approval from *the eight-member Board*.

- **Mr. Lichtenstein sought and obtained a temporary restraining order ("TRO") – a seemingly rare feat – to protect shareholders from the Drake Faction's continued misuse of the corporate machinery and Company resources.**

- **Ms. Drake violated the TRO by continuing to unlawfully misappropriate funds and use Company assets to further her campaign and contest, leading Mr. Lichtenstein to bring a lawsuit.**

- A trial was necessary to confirm whether Ms. Drake violated the TRO and continued to use resources in violation of the law.

- The trial, which has concluded, will yield a judgement by approximately June 15th – and shareholders should factor the outcome into their voting decision at the Special Meeting.

> GlobeNewswire by notified
>
> **Aerojet Rocketdyne Holdings, Inc. Issues Statement Regarding Board Nominations From Steel Partners**
>
> No Stockholder Action Required at this Time
>
> February 01, 2022 19:07 ET | Source: Aerojet Rocketdyne Holdings, Inc.
>
> The Company today also confirmed an ongoing internal investigation involving Mr. Lichtenstein. The investigation is being conducted under the oversight of a committee of independent directors of the Company, three of whom were not included in SPHG Holdings' proposed slate of directors. The Company noted that the investigation is not related to the Company's operations or financial reporting.
>
> The Company believes that Mr. Lichtenstein's decision to cause SPHG Holdings to launch a disruptive proxy contest at this time may ultimately be driven by his personal concerns and desire to secure his board position and gain leverage in the context of the Company's internal investigation. The Company is disappointed that, at a critical time for the Company, Mr. Lichtenstein has decided to take these actions to launch a proxy fight.

Source: Excerpt from Aerojet Rocketdyne's press release on February 1, 2022.

WHY THERE IS A CONTEST FOR THE FUTURE OF AEROJET ROCKETDYNE

THE DRAKE FACTION DID NOT PLAN FOR THE MERGER NOT OCCURRING

Rather than initiating appropriate contingency planning when clear regulatory headwinds began to mount right after the December 2020 sale announcement, Ms. Drake and her allies consistently resisted Mr. Lichtenstein's efforts to ensure that the Company would be well-positioned in the event the deal fell through – which is what eventually happened.

THE DRAKE FACTION ALLOWED BUSINESS DETERIORATION IN 2021

Due to the Drake Faction's poor stewardship following the sale announcement, challenges compounded over the course of 2021 and into 2022 including production lapses, delivery delays, erosion of customer confidence, employee attrition, diminishing cash flows and a lack of focus on basic research and development needs.

THE DRAKE FACTION WILL NOT ADDRESS KEY CHALLENGES

As the Company's operations and finances deteriorated, Ms. Drake responded to concerns by initiating an investigation into Mr. Lichtenstein (one that concluded no violation of law or fiduciary duty) which sidelined him from the business. Ms. Drake convinced her Board allies that Aerojet Rocketdyne is on a strong footing despite facts showing otherwise.

THE DRAKE FACTION LEFT US NO CHOICE BUT TO NOMINATE A SLATE

A gridlocked Board was unable to agree on a slate of nominees for the 2022 Annual Meeting, leaving Mr. Lichtenstein no choice other than to nominate a slate to protect shareholders' interests prior to the nomination window closing. The slate was recently refreshed following feedback and once CEO candidate Mr. Tucker committed to taking on that role.

Once the Lockheed deal was announced, Ms. Drake's actions show she was more focused on her change-of-control payment and personal interests than the Company's customers, employees and shareholders.

YOUR VOTE SHOULD BE INFORMED BY THREE FORWARD-LOOKING QUESTIONS

1

WHO HAS MORE CREDIBILITY?

Our recently refreshed slate is aligned with fellow investors and has a record of prioritizing shareholders' interests, whereas the Drake Faction appears to have failed shareholders by neglecting to engage in robust contingency planning, presiding over undeniable business deterioration, misusing corporate resources and prioritizing personal financial payouts.

2

WHO HAS THE RIGHT CHIEF EXECUTIVE OFFICER?

Our slate has recruited former Aerojet Rocketdyne COO and Northrop Grumman executive Mark Tucker to become CEO, whereas the Drake Faction wants to maintain the status quo that has led to delivery delays, production interruptions, a high cash burn and extensive employee attrition over the past 18 months.

3

WHO HAS THE BETTER PLAN AND VISION?

Our slate has a clear strategy focused on specific improvements to operations, capital allocation and governance as well as a properly-timed review of alternatives, while the Drake Faction has failed to articulate a credible fix-and-repair strategy and is basing its credibility on cherry-picked metrics that do not speak to the go-forward risks that shareholders face.

A vote for Ms. Drake's slate is a vote for the continuation of rapid financial and operational deterioration that we demonstrate is threatening near and long-term shareholder value.

"After dedicating well over a decade working to transform Aerojet Rocketdyne, it was painful to be sidelined over the past 18 months as our financial and operational foundation deteriorated. This avoidable deterioration is evidenced by facts, numbers and the unhappy voices of our customers and employees. A prerequisite for helping to lead the Company forward is acknowledging the vulnerabilities and threats that exist today."

- *Warren Lichtenstein*

FOLLOWING THE 2020 MERGER ANNOUNCEMENT, REGULATORY THREATS WERE DOWNPLAYED

Rather than keeping her foot on the gas and preserving the culture of operational excellence established by Mr. Tucker, who departed in late 2020, Ms. Drake ran the business like it was proceeding toward a guaranteed transaction.

Q4 2020 AND Q1 2021 HEADWINDS

THE WALL STREET JOURNAL.

MARKETS | HEARD ON THE STREET

Defense Deal Will Pose an Early Test for Biden Administration

Lockheed's proposed acquisition of Aerojet will reveal officials' views on increasing concentration among defense contractors

By Jon Sindreu Follow
Dec. 23, 2020 7:56 am ET

By buying Aerojet, Lockheed would vertically integrate a key supplier
Aerojet Rocketdyne, share of sales by top customers in 2019



0%
10
20
30
40
Lockheed
NASA
Raytheon
ULA*

*Joint venture between Lockheed and Boeing
Source: The company

The latest deal would be more a case of vertical integration than elimination of the competition. Aerojet already gets more than a third of its revenue from Lockheed by, for example, powering the Atlas space rockets. Aerojet's chief business is supplying rocket motors for missiles, including the hypersonic weapons that are now a Pentagon priority.

But securing the antitrust green light may not be as simple as many analysts believe. Aerojet also services many of Lockheed's competitors, especially Raytheon. They may well raise a challenge, alleging potential price discrimination. The Federal Trade Commission forced Northrop to "firewall" its solid-rocket motors operation after buying Orbital.

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Business/Financial

Sen. Warren Introduces Antitrust Bill She Says Would Have Prohibited Lockheed-Aerojet Deal



Sen. Elizabeth Warren (D-Mass.)

Share:

By Cal Biesecker | 2 months ago | 03/17/2022

Sen. Elizabeth Warren (D-Mass.) on Wednesday introduced legislation aimed at stopping large, anticompetitive mergers that would also give antitrust regulators more authorities to stop deals without going to court.

REUTERS®

February 17, 2021
6:06 PM EST
Last Updated a year ago

Aerospace & Defense

U.S. antitrust enforcers seen extending review of Lockheed's deal for Aerojet

WASHINGTON, Feb 17 (Reuters) - Antitrust regulators will likely lengthen their investigation into Lockheed Martin Corp's (LMT.N) proposed purchase of rocket maker Aerojet Rocketdyne Holdings Inc (AJRD.N), industry executives said, since the deal would give the No. 1 defense contractor ownership of a vital piece of the U.S. missile industry.

The $4.4 billion dollar deal, announced late last year, has raised eyebrows because Lockheed would take over a company that produces 70% of the solid fuel rocket motors and other propulsion products used in everything from antiballistic missiles, to air-to-air missiles.

On Thursday the chief executive of one of Aerojet's biggest customers, Raytheon Technologies Corp (RTX.N), said his company would speak with anti-trust regulators because they have "concerns" about the deal.

Source: The Wall Street Journal, Defense Daily and Reuters.

FOLLOWING THE 2020 MERGER ANNOUNCEMENT, THE COMPANY'S FINANCIAL AND OPERATIONAL FOUNDATION WAS ALLOWED TO DETERIORATE

After the departure of Mr. Tucker in late 2020 and the sidelining of Mr. Lichtenstein in early 2021, Aerojet Rocketdyne's operational foundation began to fall apart – with value-destructive consequences.

Production Lapses

+

Delivery Issues

=

VALUE-DESTRUCTIVE CONSEQUENCES

Dissatisfied Customers
Diminished Cash Flows
Tarnished Brand
Reduced Acquirer Interest
Declining Share Price

DO NOT BE MISLED: MS. DRAKE, WHO HAS HIGHJACKED THE COMPANY, IS USING ONE-TIME GIMMICKS AND A FOCUS ON SHORT-TERM TSR TO TRY TO MASK MATERIAL VULNERABILITIES

Free Cash Flow *($ in millions)*



$350
$300
$250
$200
$150
$100
$50
$0
$210
$218
$309
CARES Act Money
$100
$62
2018
2019
2020
2021

Although the Company reported $162 million in free cash flow in 2021, $100 million of that was derived from a one-time CARES Act payment. In reality, the Company only generated $62 million in free cash flow for the year and saw a startling 79.9% decline.

EVIDENCE OF DETERIORATION: UNHAPPY CUSTOMERS

Key customers have expressed frustration with the Company's inability to meet production timelines and provide on-time delivery.

BOEING

REUTERS®

EXCLUSIVE Boeing clashes with key supplier ahead of Starliner spacecraft launch

By Joey Roulette

WASHINGTON, May 11 (Reuters) - Boeing Co (BA.N) is feuding with Aerojet Rocketdyne (AJRD.N), a key supplier for its Starliner spacecraft, as the U.S. aerospace giant races to test launch the uncrewed astronaut capsule and mend its reputation in the space sector, people familiar with the matter said.

Boeing also said Aerojet did not meet its contractual requirements to make the propulsion system resilient enough to resist the problems caused by the chemical reactions.

RAYTHEON

"On the rocket motor side, this impacts most of the RMD businesses, and that remains problematic. [...] I think we are so far behind on rocket motors, it will -- it could well stretch into the 2023 time frame. So again, not a new issue, but one that we have not been able to solve yet."

Raytheon, a major customer of Aerojet Rocketdyne, on its Q1 2022 earnings call

UNITED LAUNCH ALLIANCE

The Company suffered a fire in its RL-10 Rocket Propulsion System that it was unable to determine the root cause of, leading to difficulties delivering the engine to its customer on time.

The "voice of the customer" is critically important, and in the case of Aerojet Rocketdyne is not favorable at this time.

Source: *Reuters* article on May 11, 2022. Transcript from May 25, 2022, trial proceedings.

EVIDENCE OF DETERIORATION: DISCONNECT BETWEEN “PROFITABILITY” AND CASH BURN

While 2021 program revenues and “profit” grew and met or exceeded management’s plan, program cash flows materially underperformed both management’s plan and the prior year.

KEY PROGRAMS BURNING CASH

Missile Defense

Cash flow decreased significantly from $68.5 million in 2020 to -$56.8 million in 2021.

Defense and Commercial Space Launch Systems

Cash flow decreased significantly from $45 million in 2020 to -$28.8 million in 2021.

(1) Link to 10-K: https://www.sec.gov/Archives/edgar/data/40888/000004088822000005/0000040888-22-000005-index.htm.

EVIDENCE OF DETERIORATION: HEMORRHAGING TALENT, INCLUDING 750+ EMPLOYEES IN 2021

We believe that Ms. Drake is alienating key talent, as evidenced by historically high rates of attrition and the recent departure of her chief operating officer and general counsel. Examples of these numerous departures include:

Amy Gowder
Former COO

Linda Cova
Former Senior Director, Advanced Launch Systems

Arjun Kampani
Former General Counsel

Jim Simpson
Former SVP, Strategy & Business Development

Brenden King
Former VP, Corporate Finance

Chris Stone
Former VP, Supply Chain & Material Management

Mohammed Khan
Former SVP, Defense

Neeta Patel
Former Chief of Staff to CEO

Stephen Brightman
Former Chief of Staff to CEO

Daryl Baldemor
Former Chief of Staff to CEO

Natalie Schilling
Former Chief Human Resources Officer

Rob Shenton
Former VP, Operations

Frank Salzar
Former VP, Strategy & Business Development for Security & Commercial Space Programs

Paul Lundstrom
Former VP and CFO

Jerry Tarnacki
Former SVP, Space

Tom Martin
Former Director, Strategy & Business Development for Launch and Human Exploration Programs

Mike Bunter
Former VP, Human Resources, Business Partners & Labor Relations

Dave Cutler
Former Senior Director, Scheduling

Ron Felix
Former VP, Operations

Julie Van Kleeck
Former VP, Advanced Space Technology, Development & Strategy



- 3 CFOs
- 2 COOs (including Mr. Tucker)
- 2 SVPs of Business Units
- 2 GCs
- 3 Heads of HR

Source: Company filings and LinkedIn.

EVIDENCE OF DETERIORATION: UNHAPPY EMPLOYEES

Current and former Aerojet Rocketdyne employees appear to be overwhelmingly disappointed by Ms. Drake's inability to run the Company effectively and create a long-term, strategic vision.

> "[…] Horrible senior and executive management.
>
> Sr. and Executive Management only care about their bonuses."

Glassdoor Employee Review
December 1, 2021

> "The CEOs and the upper managements, have been more and more a disappointment recent years. Lack of vision, unwilling to improve."

Glassdoor Employee Review
September 11, 2021

> "Company is bleeding talent from all levels at an alarming pace[…].
>
> […] the upper management seem to view people as an expendable resource.."

Glassdoor Employee Review
April 21, 2022

> "Management disconnected and seemed to lack strategy."

Glassdoor Employee Review
May 7, 2021

> "Very poor management & senior leadership […]. No diversity in senior management team."

Glassdoor Employee Review
June 18, 2021

> "Can't think of a single reason anyone would want to work there."

Glassdoor Employee Review
December 8, 2021

Source: Glassdoor reviews. Note: All excerpted quotes were posted following Mr. Tucker's departure from the Company on December 31, 2020.

EVIDENCE OF DETERIORATION: POORLY PERFORMING BUSINESS UNITS

DEFENSE

- The Company's defense programs have suffered from an inability to reach quantitative production goals, underperforming management's plan by between $22 - $25 million EACH YEAR for the past two years.

- Specifically, the Standard Missile (MK72/MK104) has lost the Company $24.8 million in profit and $50 million in cash flow.

($ - Millions)

Defense	December 2021 YTD Actual Sales	Profit	ROS%	VP B/(W) Sales	Profit	ROS%	VPY B/(W) Sales	Profit	ROS%
Patriot (ACM/SRM/MSE)	211.4	42.8	20.2%	25.6	16.5	6.1%	6.7	1.3	0.0%
Terminal High Altitude Air Defense (THAAD)	178.8	39.7	22.2%	15.5	18.7	9.3%	(44.2)	(13.4)	-1.6%
Standard Missile (SM-3)	154.5	23.1	15.0%	(7.4)	7.0	5.0%	19.2	10.6	5.7%
Standard Missile (MK72 / MK104)	109.9	(11.9)	-10.8%	(7.6)	(24.8)	-21.8%	(24.6)	(7.6)	-7.7%

SPACE

- The Company's space program has underperformed management's plan by between $12 - $24 million EACH YEAR for the past two years, with numerous product quality issues.

- In 2021, the unit bled cash, with only $7.3 million in program cash flow for the year.
  - This was $107.9 million short of the plan for the year and $96.1 million down from the prior year.

($ - Millions)

Space	December 2021 YTD Actual Sales	Profit	ROS%	VP B/(W) Sales	Profit	ROS%	VPY B/(W) Sales	Profit	ROS%
NASA Space Launch System	380.9	39.1	10.3%	15.8	1.8	0.0%	0.6	2.2	0.6%
RL10	143.9	26.2	18.2%	(4.4)	(3.2)	-1.6%	3.6	0.8	0.1%
Space Systems - Chemical Propulsion	48.4	4.1	8.4%	1.7	(0.8)	-1.9%	(8.4)	0.9	2.8%
Advanced Power Systems	40.2	2.3	5.7%	1.1	(1.2)	-3.2%	12.4	1.4	2.5%
Human Space	39.1	5.6	14.4%	1.4	1.8	4.3%	4.7	1.5	2.5%
RS-68	38.2	19.3	50.4%	2.5	9.9	24.2%	(32.7)	(3.0)	19.0%
Advanced In-Space Propulsion	28.2	1.1	3.9%	(2.5)	0.0	0.4%	(5.6)	0.4	1.8%
ARDE	16.7	3.2	19.4%	(1.3)	1.0	7.2%	(4.6)	(0.7)	0.8%
Commercial Crew	8.6	(10.2)	-118.7%	(14.6)	(13.0)	-130.6%	(7.7)	1.5	-47.0%
Advanced Propulsion and Technology	6.8	1.8	26.3%	0.1	1.0	14.9%	(1.4)	0.5	10.4%
Space Systems - Electric Propulsion	6.8	1.7	24.4%	(4.4)	0.5	14.4%	1.9	(0.7)	-23.1%
Advanced Programs	4.3	0.6	15.0%	(25.9)	(2.2)	5.4%	4.0	0.6	-0.6%
Space Other	1.8	2.3	128.8%	3.9	2.6	116.4%	(3.0)	(1.9)	40.8%
Subtotal Space	**764.0**	**97.1**	**12.7%**	**(26.5)**	**(1.6)**	**0.2%**	**(36.3)**	**3.3**	**1.0%**

($ - Millions)	Program Cash YTD Act	VP B/(W)	VPY B/(W)
Total Space	7.3	(107.9)	(96.1)

EVIDENCE OF DETERIORATION: POOR CAPITAL ALLOCATION

Overspending on Materials
Has the Effect of Boosting Revenue and Profits

Contract Assets *($ in millions)*



$400
$300
$200
$100
-
$235
$224
$289
$354
$372
2018
2019
2020
2021
1Q22

Growth since 2019 ballooned reported earnings by $20+ million by recognizing revenue with no associated cash flow.

Underspending on Key R&D Functions
Significantly Impacting Long-Term Competitive Advantage

Internal R&D as % of Sales

	FY18	FY19	FY20	FY21	4-yr Avg.
AeroVironment	10%	11%	13%	14%	12%
Mercury Systems	12%	11%	12%	12%	12%
Kratos	3%	3%	4%	4%	3%
Aerojet Rocketdyne	**2%**	**3%**	**3%**	**2%**	**3%**

Under Ms. Drake's leadership, Aerojet Rocketdyne has consistently invested less back into the business through independent research and development when compared to its peers.

High Levels of Corporate Overhead
Misuse of Company Resources

In 2021:

- $19.2 million spent on business development, communications and Washington operations.
- $12.35 million spent on other professional services.

Ms. Drake's self-serving efforts combined with numerous other legal, performance and leadership issues have sapped her credibility and demonstrated that she is not fit to lead Aerojet Rocketdyne.

MR. LICHTENSTEIN WAS PREVENTED FROM TRYING TO STOP THE DETERIORATION

Documents show that management was directed to withhold information pertaining to the business from Mr. Lichtenstein, who was entitled to such information as Executive Chairman.

"[…] Tyler is not avoiding you on his own desire. We are all being told to vet through neutral counsel. But to be blunt we are in a no win position of how what we do or say might be used against us so we are more cautious than we would like to be or normally would be."

Text message from former senior executive at Aerojet Rocketdyne to Mr. Lichtenstein

From: Drake, Eileen [Eileen.Drake@Rocket.com]
Sent: 5/13/2021 7:30:18 PM
To: Wagner, Andreas [Andreas.Wagner@Rocket.com]
CC: Kampani, Arjun L [Arjun.Kampani@Rocket.com]
Subject: RE: O&C Committee August

That's fine.

Also- the three of us haven't connected since the last BOD meeting on the discussion around Audrey joining O&C. It's obviously Warren's agenda to put a non-independent member on O&C as he thinks through next steps on his compensation requests and employment status (employee to consultant) should the LM transaction not go through.

I believe the three of us, outside counsel, and Tom Corcoran are all aligned that it would be a bad decision to put her on this committee given her personal relationship to Warren. I trust we will handle accordingly.

Eileen

Eileen P. Drake | CEO, President | Aerojet Rocketdyne | 222 N. Sepulveda Blvd., Suite 500 | El Segundo, CA, 90245 | 310-252-8101 | eileen.drake@rocket.com

Email from Ms. Drake to the Chief Human Resources Officer attempting to gain allies in her bid to prevent director Audrey McNiff from joining the O&C Committee

From: Boehle, Dan L. <Daniel.Boehle@Rocket.com>
Sent: Friday, February 4, 2022 5:58 AM
To: Fox, David A <david.fox@Rocket.com>
Cc: Anderson, Kelly <kelly.anderson@Rocket.com>
Subject: 10-K

Good morning David,

Please don't send anything to Jim Henderson, or Warren, until further notice. I know today is when we usually send a draft of the 10-K to Jim so he may reach out directly to you, but please just ignore their emails for now. Since they are part of an outside slate of candidates that Steel Partners has now put forth in a proxy fight we feel they are conflicted and we are trying to get legal advice on how to operate going forward. We may need to reconstitute the audit committee (and all other committees) with just the remaining 3 independent board members, which appears feasible based on the attached email from PwC.

Thanks,

Dan

Dan Boehle | Chief Financial Officer | Aerojet Rocketdyne | Office: 310-252-8144 | Mobile: 310-717-1211 | daniel.boehle@rocket.com

Email from Chief Financial Officer Dan Boehle to the Director, Financial Reporting, saying not to send anything to Mr. Lichtenstein

MR. LICHTENSTEIN WAS PREVENTED FROM TRYING TO STOP THE DETERIORATION (CONT.)

Documents show that Mr. Lichtenstein attempted to call a Board meeting to address critical issues but was rebuffed.

From: Warren Lichtenstein
Sent: Wednesday, April 6, 2022 11:22 AM
To: Kevin Chilton <kpchilton@gmail.com>; Lance W. Lord <Lance.lord@L2andassociates.com>; Audrey Mcniff (audrey.mcniff@gmail.com) <audrey.mcniff@gmail.com>; Martin Turchin <mturchin@prodigy.net>; Thomas A. Corcoran <corcoranthomasa@aol.com>; Thomas A. Corcoran <corcoranthomasa@gmail.com>; James R. Henderson <jhenderson@armorexpress.com>; Eileen Drake <Eileen.Drake@Rocket.com>; Warren Lichtenstein <warren@steelpartners.com>
Subject: Special Meeting of the Board of Directors

Dear Board of Directors,

Please see attached for the Notice and Cover Letter for a Special Meeting of the Board of Directors. I reached out to Joe Chontos and the company to facilitate this meeting and did not receive a response so I am sending it directly. I am in the process of preparing an Agenda for the meeting, which I hope to distribute later today or tomorrow. I welcome your input and suggestions.

Respectfully,
Warren

From: Benjamin Z. Grossberg <BGrossberg@ramllp.com>
Sent: Tuesday, April 12, 2022 9:44 AM
To: jnoble@morrisjames.com
Cc: Lazarus, Lewis (LLazarus@morrisjames.com) <LLazarus@morrisjames.com>; amanwaring@morrisjames.com; Bayliss, A. Thompson <Bayliss@AbramsBayliss.com>; briantimmons@quinnemanuel.com; Walsh, Jr. Peter J. <pwalsh@potteranderson.com>; DiCamillo, Raymond <DiCamillo@RLF.com>; rmastro@gibsondunn.com; 'rfarrington@whitecase.com; tsnorwitz@wlrk.com; DiPrima, Stephen R. <SRDiPrima@WLRK.com>; Miller, Jacob <JMiller@wlrk.com>; Garrett Moritz <GMoritz@ramllp.com>
Subject: Aerojet Board Meeting

Mr. Noble,

Following up on Garrett's letter from yesterday, Mr. Lichtenstein is summoning our clients to a board meeting, which he insists will go forward today (even if there is no quorum), without copying you on the communication (see attached), all while claiming that our clients aren't entitled to representation. We have advised our clients not to participate without your direction. We will await your decision.

Respectfully,
Ben Grossberg

WHY MS. DRAKE CANNOT BE RELIED UPON TO FIX AND RUN THE COMPANY MOVING FORWARD

- **Fall 2020:** When pressed about whether the Lockheed deal was the best option for shareholders, Ms. Drake told the Board it would face litigation risk and threatened to leave the Company – putting shareholders at risk.
- **Spring 2021:** When pressed for robust contingency planning as the deal faced regulatory headwinds, Ms. Drake made complaints about Mr. Lichtenstein – once again, putting shareholders at risk.
- **Summer and Fall 2021:** Rather than engaging in robust contingency planning and focusing on maintaining strong operations, Ms. Drake's actions forced the Board to form an independent committee to investigate Mr. Lichtenstein and sideline him from overseeing the Company – once again, putting shareholders at risk.
- **Winter 2022:** Ms. Drake disclosed the existence of an internal investigation into Mr. Lichtenstein **using Company resources without Board approval** – once again, putting shareholders at risk.
- **Winter 2022:** In response to Ms. Drake's apparent misuse of resources to run a proxy fight for control, Mr. Lichtenstein sought and obtained a TRO to protect shareholders.
- **Spring 2022:** It is reported that Ms. Drake sought $48 million to resign, effectively contradicting her campaign and claim about fighting to maximize shareholder value.



Bloomberg

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Technology | Deals

Aerojet CEO Seeks $48 Million Deal to End Boardroom Fight With Chairman

- Drake's proposal would also reconstitute company's board
- CEO testifies in Delaware court that Lichtenstein bullied her

By Scott Deveau +Follow

May 24, 2022, 5:17 PM EDT

Updated on May 24, 2022, 8:29 PM EDT

Aerojet Rocketdyne Holdings Inc.'s chief executive officer has offered to end her boardroom battle and resign in exchange for a $48 million compensation package, according to people familiar with the matter.

CEO Eileen Drake submitted the proposal through her lawyers to Aerojet Chairman Warren Lichtenstein to put an end to their proxy fight, the people said, asking not to be identified because the matter is private.

Source: https://www.bloomberg.com/news/articles/2022-05-24/aerojet-ceo-said-to-seek-48-million-to-end-fight-with-chairman?sref=wCygVOlP

RECAP: THE DETERIORATION OF AEROJET ROCKETDYNE IS UNDENIABLE, BUT FIXABLE

As a result of management's inaction and ineffectiveness following the announcement of the Lockheed deal, challenges have mounted at Aerojet Rocketdyne – putting shareholders at significant risk today.

- BUSINESS UNIT UNDERPERFORMANCE
- CUSTOMER DISSATISFACTION / QUALITY ISSUES
- SIGNIFICANT FINANCIAL UNDERPERFORMANCE VS. PEERS
- CONCERNING CASH BURN
- EMPLOYEE ATTRITION / C-SUITE TURNOVER
- LACK OF OPERATIONAL EXCELLENCE
- UNDERSPENDING ON COMPANY-FUNDED R&D
- INEFFECTIVE BUSINESS DEVELOPMENT

"We are going to heal the organization so employees, customers and shareholders once again trust us. From there, we can enhance shareholder value over the next three years and unlock growth opportunities for the longer term by establishing fundamentally sound program operations, initiating smarter capital allocation and investing in the future of propulsion technologies. This is a very achievable vision because it rests upon one variable: our own execution."

- Mark Tucker

MARK TUCKER IS THE RIGHT CEO AT THE RIGHT TIME

Mr. Tucker, who served as Aerojet Rocketdyne COO and held senior roles at Northrop Grumman, has deep organization knowledge and a vision for fixing morale, delivery, production and operational issues threatening shareholder value. He is ready to do the blocking and tackling needed to once again position the Company for long-term stability, innovation and value creation.



AEROJET ROCKETDYNE

The Facts Speak for Themselves

- 2013 – Joins Company as Senior Vice President of enterprise operations and engineering division shortly after the close of the Rocketdyne acquisition and is primarily responsible for integrating major functions post-close.
- 2013–2015 – Leads Project Connect, which successfully transferred Rocketdyne functions onto the Aerojet Rocketdyne system on time and under budget.
- 2014 – Developed the competitive improvement plan ("CIP") which was approved by the Board.
- 2015 – Promoted to COO, replacing Ms. Drake, who became CEO on June 1.
- 2015-2019 – After architecting CIP in 2014, he executes it in two phases. The program implementation reduced the Company's costs by more than $230 million, enabling growth through more competitive bid positions and margin expansion.
  - Reduced factory footprint and office space, closed under-utilized facilities, relocated corporate headquarters, oversaw significant infrastructure upgrades at manufacturing facilities, implemented a product affordability process to drive down costs and implemented rigorous budget management discipline.
  - Developed and implemented a streamlined organizational restructure that consolidated six business units into two and ran both the Space and Defense businesses while searching for permanent leaders.

During Mr. Tucker's tenure as COO, when he was awarded multiple retention bonuses, he oversaw significant growth that helped drive a more than 175% increase in free cash flow and total shareholder returns of approximately 150%.

Source: Company proxy filings.

MR. TUCKER HAS THE ENDORSEMENT OF FORMER AEROJET ROCKETDYNE CEO SCOTT SEYMOUR

Mr. Seymour, who was CEO for five years and spent time overseeing both Mr. Tucker and Ms. Drake, provided the following statement on June 7, 2022:



"Mark Tucker has the experience, skills and vision required to be CEO of a publicly listed aerospace company like Aerojet Rocketdyne. When I was CEO, Mark was a trusted lieutenant who played a key role stabilizing the business and architecting the first CIP program. He has the rare ability to develop, communicate and actually execute strategic plans. I give him my highest recommendation for the role shareholders are considering him for."

Note: Mr. Seymour has no business arrangements or ties to any participant in the solicitation.

MR. TUCKER HAS ALREADY BEEN WORKING WITH HIS FELLOW NOMINEES ON PREEMPTIVE INITIATIVES TO ADDRESS RISKS AND MAINTAIN CONTINUITY

FORTIFY LEADERSHIP TEAM

- Conducted review of leaders impacted by change-of-control provisions.
- Developed retention framework for leaders by change-of-control provisions.
- Identified short list of potential new hires for key roles (e.g., CFO and GC) if immediate departures occur.

REASSURE & RETAIN CUSTOMERS

- Developed plan to review all customer satisfaction reports and feedback to understand baseline level of customer concerns.
- Ready to visit key customers to solicit input and assess and implement satisfaction improvement plans.
- Established protocol for executive leadership to take ownership of performance commitments.

ENSURE FINANCIAL STABILITY

- Conducted review of debt agreements and structures impacted by change-of-control.
- Developed engagement framework for maintaining lender relationships.
- Identified potential back-up financing sources in the event immediate debt refinancing is needed.

OVERVIEW: A COMMITMENT TO HEALING THE ORGANIZATION

Mr. Tucker will take the lead on engaging with several key stakeholder groups over his first 100 days to understand their pain points and go-forward needs.

- ✓ IN-PERSON EMPLOYEE LISTENING TOUR AT ALL PLANTS
- ✓ INITIATE EMPLOYEE SURVEY TO UNDERSTAND PAIN POINTS
- ✓ REENGAGE WITH RELEVANT POLICYMAKERS
- ✓ IN-PERSON REINTRODUCTIONS WITH TOP CUSTOMERS
- ✓ INITIATE CUSTOMER SURVEY TO UNDERSTAND AREAS OF NEED
- ✓ INTRODUCTIONS TO TOP SHAREHOLDERS AND ANALYSTS

OVERVIEW: A COMMITMENT TO STRONGER GOVERNANCE AND SHAREHOLDER ENGAGEMENT

In addition to immediately eliminating the Executive Chairman role after the Special Meeting, Mr. Tucker and his fellow nominees are firmly committed pursuing a number of enhancements once seated.

- ✓ APPOINTING A LEAD DIRECTOR
- ✓ EXPANDING BOARD TO NINE (AND INTERVIEWING MS. DRAKE'S NEW NOMINEES)
- ✓ OVERHAULING COMMITTEE CHARTERS
- ✓ ALLOWING SHAREHOLDERS TO ACT BY WRITTEN CONSENT
- ✓ CONVENING QUARTERLY EARNINGS CALLS WITH Q&A
- ✓ PUBLISHING AN INTEGRATED ANNUAL ESG & CSR REPORT

OVERVIEW: THE STRATEGY TO FIX THE BUSINESS AND STRENGTHEN ITS VALUE PROPOSITION

Mr. Tucker intends to strengthen operations and optimize costs to drive enhanced sales, margins and cash flows – which we estimate could result in $65 per share in value or more within three years.

Improve performance across Defense and Space by addressing order backlogs, delivering new orders based on customer contracts, increasing headcount and self-funded R&D, and establishing operational excellence KPIs.

Optimize the balance sheet and capital structure by accelerating the monetization of real estate assets and non-core assets, thereby supporting efforts to repurchase at least $400 million in shares through a Phase 1 program.

Strengthen the Company's corporate governance by aligning executive compensation to long-term value creation, instituting quarterly earnings calls and expanded investor relations, and phasing out the Executive Chairman role.

Position the Company to explore a comprehensive and well-timed review of strategic opportunities including a sale – in whole or in parts – to see if shareholder value could be maximized in the near-term.

THERE IS A VIABLE PATH TO REALIZING MORE THAN $65 PER SHARE WITHIN THREE YEARS

Operational improvements and capital structure optimization should drive meaningful appreciation in the Company's stock price.

- Baseline unlevered free cash flow based on illustrative 50% EBITDAP conversion.
- Operational improvements include $150 million excess working capital release and $150 million monetization of non-core assets by 2025.
- Additional value from stock buybacks assumes $1.4 billion of capital returned to shareholders through 2024 at an 11x EV / LTM EBITDAP multiple (~$46 per share in 2022, ~$55 per share in 2023 and ~$65 per share in 2024).
  - Buybacks funded in part with $336 million of net proceeds from equity recapitalization in late 2022 (2.0x pro forma opening leverage, declining in each year to 1.5x in 2025).

2025 Share Price *(units in mm, except per share figures)*

	Baseline Projections	(+) Operational Improvements & Buybacks	(+) EBITDAP Multiple Expansion
Adj. EBITDAP	$357	$412	$412
(x) Multiple	10	10	13
Enterprise Value	**$3,566**	**$4,116**	**$5,351**
(-) Debt	(282)	(618)	(618)
(+) Cash	1,316	608	608
Equity Value	**$4,600**	**$4,106**	**$5,341**
(/) Shares Out.	86	60	60
Share Price	**$53.67**	**$67.99**	**$88.44**
***Memo*:**			
Stock Buybacks	*-*	*$1,400*	*$1,400*
Equity Value + Buybacks	*4,600*	*5,506*	*6,741*

2025 AJRD Share Price Bridge



$120
$100
$80
$60
$40
$20
-
2025 baseline Adj. EBITDAP valued @ 10x
3x multiple expansion following operational improvements and capital structure optimization
$54
$11
$3
$68
$20
$88
Benefit of operational improvements
Benefit of returning capital to shareholders
2025 Baseline Share Price
Operational Improvements
Stock Buybacks
Subtotal (w/ Ops. Improvements & Buybacks)
Multiple Expansion
Potential (w/ multiple expansion)

(1) Assumes $1.4 billion of capital returned to shareholders through 2025 at a 11x EV / LTM EBITDA multiple; includes $336 million of cash from equity recapitalization in late 2022 (2x pro forma leverage).

THERE IS ALSO A VIABLE PATH TO SIGNIFICANTLY IMPROVING PROFITABILITY

Enhanced program management and disciplined allocation of SG&A spend should drive a meaningful increase in profitability.

- 2025 Baseline Adjusted EBITDAP assumes revenue growth and margins in line with 2019-2021.
- Improved management of key defense and space programs expected to generate $50 million of incremental profitability by 2025.
- Current SG&A spend includes bloated overhead and significant underspend on R&D, impacting profitability and future of the Company.

2025 Adjusted EBITDAP Bridge *($ in millions)*



$500
$450
$400
$350
$300
$50 million gross profit opportunity
$35 million SG&A savings
$30 million necessary investments – excludes future growth impact
15% higher than baseline
$357
$35
$15
$25
$10
($25)
($5)
$412
Aerojet Rocketdyne lags peers in R&D spend which is necessary for the future of the business
Baseline Adj. EBITDAP
Defense Improvements
Space Improvements
SG&A Efficiencies
Continuous Improvement Function
Incremental IR&D
Increased Staffing
Pro Forma Adj. EBITDAP


SAVE AEROJET
WHY MS. DRAKE AND HER SLATE
SHOULD NOT LEAD THE COMPANY

THE COMPANY'S FINANCIAL PERFORMANCE LAGS PEERS

Under Ms. Drake's leadership, Aerojet Rocketdyne has fallen behind peers.

Revenue Growth[1]	2018A	2019A	2020A	2021A	2022E	5-yr Avg.
AeroVironment	37%	(6%)	23%	14%	11%	16%
Mercury Systems	7%	26%	16%	13%	10%	15%
Raytheon	17%	31%	(14%)	0%	7%	8%
Kratos	2%	8%	3%	9%	10%	6%
Lockheed Martin	8%	11%	9%	3%	(1%)	6%
Aerojet Rocketdyne	**1%**	**5%**	**5%**	**6%**	**5%**	**4%**
Northrop Grumman	(5%)	5%	9%	3%	3%	3%

Aerojet Rocketdyne's growth and margins are near the bottom of its peer group

Gross Profit Margin	2018A	2019A	2020A	2021A	2022E	5-yr Avg.
AeroVironment	42%	43%	40%	34%	32%	38%
Mercury Systems	37%	35%	38%	38%	36%	37%
Kratos	27%	26%	27%	28%	27%	27%
Northrop Grumman	23%	21%	20%	20%	21%	21%
Raytheon	21%	24%	15%	19%	26%	21%
Aerojet Rocketdyne	**18%**	**19%**	**18%**	**18%**	**19%**	**18%**
Lockheed Martin	14%	14%	13%	14%	14%	14%

EBITDA Margin	2018A	2019A	2020A	2021A	2022E	5-yr Avg.
Raytheon	32%	32%	16%	18%	17%	23%
Mercury Systems	23%	22%	22%	20%	23%	22%
Lockheed Martin	16%	16%	15%	16%	15%	16%
Northrop Grumman	14%	15%	14%	19%	13%	15%
AeroVironment	19%	13%	15%	13%	17%	15%
Aerojet Rocketdyne	**18%**	**14%**	**13%**	**14%**	**13%**	**14%**
Kratos	10%	11%	11%	10%	10%	10%

Aerojet Rocketdyne is investing significantly less in the business compared to its peers

CapEx as % of Sales	2018A	2019A	2020A	2021A	2022E	5-yr Avg.
Kratos	4%	4%	5%	6%	7%	5%
AeroVironment	3%	3%	3%	4%	6%	4%
Northrop Grumman	4%	4%	4%	4%	4%	4%
Mercury Systems	3%	5%	6%	4%	4%	4%
Raytheon	4%	4%	3%	3%	4%	4%
Lockheed Martin	2%	2%	3%	2%	3%	3%
Aerojet Rocketdyne	**2%**	**2%**	**3%**	**2%**	**2%**	**2%**

It is clear that opportunities are there for the taking for Aerojet Rocketdyne, but priorities seem to be elsewhere following the termination of the Lockheed merger.

Figures are adjusted to exclude the impacts of material acquisitions and divestitures.

AEROJET ROCKETDYNE TRADES AT A DISCOUNT TO ITS PEERS

Under Ms. Drake's leadership, Aerojet Rocketdyne trades at a discount to peers and has failed to optimally capitalize on the business.

Select Public Aerospace & Defense Companies *($ in millions, except per share figures)*

	Valuation					2021 Financial Snapshot				Multiples								
	Stock Price		Market	Net			Adjusted		Debt /	EV / EBITDA			EV / Sales			P/E		
	6/3	52W High	Cap	Debt	TEV	Sales	EBITDA	EPS	EBITDA	'21A	'22E	'23E	'21A	'22E	'23E	'21A	'22E	'23E
Large Cap																		
Raytheon (RTX)	$96.33	91%	$143,263	$25,243	$173,957	$64,388	$11,820	$4.27	2.6x	15x	15x	13x	2.7x	2.5x	2.3x	23x	23x	17x
Lockheed Martin (LMT)	442.69	92%	117,803	9,762	135,820	67,044	10,487	22.76	1.1x	13x	13x	13x	2.0x	2.1x	2.0x	19x	104x	16x
Northrop Grumman (NOC)	478.37	97%	74,360	10,658	87,670	35,667	6,890	25.63	1.1x	13x	18x	17x	2.5x	2.4x	2.3x	19x	19x	18x
Average		**94%**	**$111,809**	**$15,221**	**$132,482**	**$55,700**	**$9,732**	**$17.55**	**1.6x**	**13x**	**15x**	**14x**	**2.4x**	**2.3x**	**2.2x**	**20x**	**48x**	**17x**
Mid-Cap																		
Mercury Systems (MRCY)	63.07	87%	3,637	360	4,007	953	191	2.18	2.4x	21x	16x	14x	4.2x	3.8x	3.3x	29x	24x	21x
AeroVironment (AVAV)	96.27	83%	2,399	110	2,796	449	59	1.91	3.2x	47x	33x	28x	6.2x	5.6x	5.1x	50x	73x	56x
Kratos (KTOS)	14.74	49%	1,842	128	1,986	812	83	0.32	4.6x	24x	23x	18x	2.4x	2.2x	2.0x	46x	45x	30x
Average		**73%**	**$2,626**	**$199**	**$2,929**	**$738**	**$111**	**$1.47**	**3.4x**	**31x**	**24x**	**20x**	**4.3x**	**3.9x**	**3.5x**	**42x**	**47x**	**36x**
Aerojet Rocketdyne (AJRD)	**$41.58**	**83%**	**$3,346**	**($147)**	**$3,199**	**$2,188**	**$299**	**$1.97**	**1.6x**	**11x**	**11x**	**10x**	**1.5x**	**1.4x**	**1.4x**	**21x**	**21x**	**20x**
Memo:																		
S&P Aerospace & Defense Index	16,982	80%								19x	25x	18x	2.3x	2.4x	2.2x	24x	51x	29x

Aerojet Rocketdyne trades at a discount to both large-cap and mid-cap peers in the Aerospace & Defense industry across all relevant valuation metrics.

AEROJET ROCKETDYNE TRADES AT A DISCOUNT TO RELEVANT RECENT M&A TRANSACTIONS

Under Ms. Drake's leadership, Aerojet Rocketdyne's market valuation has continued to lag peers' realized transaction value.

Select Precedent Aerospace & Defense Transactions

Date Announced	Target	Acquirer	Transaction Size ($mm)	EV / LTM EBITDA
Jan-21	FLIR Systems Inc	Teledyne Technologies Inc	$7,821	18.4x
Jan-20	Collin's Aerospace's Military GPS business	BAE Systems	1,925	14.1x (1)
Dec-19	Dynetics	Leidos	1,650 (2)	12.6x
Jul-19	Cobham	Advent International	5,603	13.2x
Oct-18	L3 Technologies	Harris	19,552	14.4x
Sep-17	Orbital ATK	Northrop Grumman	9,168	14.4x
Sep-17	Rockwell Collins	United Technologies	29,500	15.9x
Feb-17	DigitalGlobe	Maxar Technologies	3,143	9.3x
Mar-16	Airbus Group SE's Defense Electronics business	KKR	1,240	11.6x
Lower Quartile			1,925	12.6x
Average			**8,845**	**13.8x**
Upper Quartile			9,168	14.4x

Memo: Aerojet Rocketdyne Multiples

Current TEV / LTM EBITDA	10.2x
AJRD / Lockheed Acquisition	16.2x

It is clear that the Company trades at a discount to other Aerospace & Defense industry transactions which have occurred over the last few years.

(1) Represents an NTM multiple given lack of publicly reported LTM financials.
(2) Reflects €4,489 million transaction value converted to USD using a 1.25 USD:GBP exchange rate at announcement date.

MS. DRAKE'S CREDIBILITY AS CEO HAS ERODED OVER THE LAST 18 MONTHS

She has not focused on running the business since the Lockheed transaction was announced.

MISUSE OF RESOURCES *Ms. Drake spent Company funds and requested additional uncapped capital to launch meritless litigation against Mr. Lichtenstein.*	**UNPROFESSIONAL THREATS** *Ms. Drake has threatened to quit and take her executive team with her, indicative of her vindictive management style.*
WEAK ALIGNMENT WITH SHAREHOLDERS *As far as we can tell, Ms. Drake has never – in all her years with the Company – purchased any shares on the open market.*	**DISSEMINATION OF MISINFORMATION** *Throughout Ms. Drake's campaign, she has made wildly misleading statements and omissions.*
PLAYING NUMBERS GAMES *Ms. Drake has continuously made short-sighted capital allocation decisions that put shareholders' best interests second to her attempts to line her pockets.*	**SELF-SERVING AND WASTEFUL INVESTIGATION** *Ms. Drake launched a costly, distracting and unnecessary investigation in retaliation against Mr. Lichtenstein after he expressed concerns to the Board about the lack of contingency planning.*

CHERRY-PICKING TSR METRICS TO SUPPORT HER BOARD COUP

*Ms. Drake became CEO in June 2015, as noted in her professional biographies, but now uses November 2015 as the beginning of her tenure to improve TSR data – once again reinforcing a lack of credibility.**

*June 1, 2015 Aerojet Rocketdyne press release: https://www.rocket.com/article/aerojet-rocketdynes-seymour-retire.

MS. DRAKE'S CHOICE OF NOMINEES FURTHER DEMONSTRATES HER LACK OF CREDIBILITY AND VISION



Gail Baker

- x Lack of public company board experience
- x Insufficient corporate governance expertise
- x Lack of executive and operational experience
- x Insufficient transaction experience
- x Lack of real estate experience



Marion Blakey

- x Lack of corporate governance expertise
- x Insufficient defense sector experience
- x Lack of M&A experience
- x Lack of real estate expertise



Maj. Gen. Charlie Bolden

- x Lack of operating experience
- x Lack of corporate governance expertise
- x Lack of capital allocation acumen
- x Lack of M&A expertise
- x Lack of real estate knowledge
- x Former Aerojet Rocketdyne director



Kevin Chilton

- x Lack of operating experience
- x Lack of corporate governance expertise
- x Lack of capital allocation acumen
- x Insufficient ownership
- x Beholden to Ms. Drake
- x Approved excessive compensation for Ms. Drake while serving on the Organization & Compensation Committee

MS. DRAKE'S CHOICE OF NOMINEES FURTHER DEMONSTRATES HER LACK OF CREDIBILITY AND VISION (CONT.)



Thomas Corcoran

- x Lack of corporate governance expertise
- x Lack of capital allocation acumen
- x Insufficient ownership
- x Lack of M&A expertise
- x Insufficient real estate knowledge
- x Beholden to Ms. Drake and member of Organization & Compensation Committee



Eileen Drake

- x Insufficient ownership
- x Failure to contingency plan
- x Launched a self-serving and wasteful investigation
- x Misused corporate resources and shareholder capital for her own gain
- x Presided over significant underperformance relative to the targets set in last year's proxy statement for the Lockheed transaction
- x Failure to retain talent



Deborah Lee James

- x Lack of capital allocation acumen
- x Lack of corporate governance expertise
- x Insufficient ownership
- x Lack of transaction acumen
- x Lack of real estate expertise



Gen. Lance Lord

- x Lack of operating experience
- x Lack of capital allocation and M&A expertise
- x Lack of corporate governance expertise
- x Insufficient ownership
- x Insufficient real estate acumen
- x Beholden to Ms. Drake and member of Organization & Compensation Committee

THE DRAKE FACTION PUT FORTH A BARE-BONES "PLAN" THAT COPIES THE KEY TENETS OF OUR PLAN BUT LACKS ANY SPECIFICITIES

✗ The Drake Faction's presentation released on June 7th essentially copies the key elements of our plan but is devoid of any detailed forward-looking plans for the business – demonstrating a lack of vision for the future of the Company and creating value for shareholders.

✓ In contrast, the Lichtenstein Slate put forth a detailed plan in March to maximize value for all shareholders.

- ✓ We see significant opportunities to optimize the capital structure and more effectively allocate the Company's considerable cash.
- ✓ We see opportunities to meaningfully grow the Defense unit's sales and the Space unit's sales over the next three years, positively affecting profits and cash flow.
- ✓ Moving forward, we believe the Company's executive compensation policies need to be realigned.
- ✓ If elected, our nominees plan to implement a two-pronged strategy that entails implementing a new operating plan focused on growing cash over the long-term and reviewing strategic alternatives that could maximize shareholder value in the immediate-term.

This contest comes down to who possesses the credibility and strategic vision needed to maximize shareholder value – and Ms. Drake has demonstrated she has neither.

MS. DRAKE IS NOT ALIGNED WITH SHAREHOLDERS – AND NOW WANTS TO TAKE THE UNPRECEDENTED STEP OF HAND-PICKING HER OWN BOARD

Ms. Drake has been a persistent seller of Aerojet Rocketdyne stock and has never purchased shares in the open market.

- As far as we can tell, Ms. Drake has never – in all her years with the Company – purchased any shares on the open market. It seems outrageous for her to now seek full control of the Company when she will not even spend any of her millions of dollars in earnings to buy shares and improve her alignment with all shareholders.
- In fact, Ms. Drake has been a frequent seller of Aerojet Rocketdyne stock.

Ms. Drake's Open Market Transactions Since 2019



= Sale/Disposition
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22

Source: SEC filings.

MS. DRAKE HAS RECEIVED OUTSIZED COMPENSATION DESPITE UNDERPERFORMANCE

Despite an apparent lack of accountability and focus on performance as demonstrated by poor results since the Lockheed merger was announced, the Organization and Compensation Committee – led by Ms. Drake's allies – has rewarded Ms. Drake with excessive compensation.

COMPANY'S PERFORMANCE

- Cash flow has declined despite CARES Act funds being accounted for.
- Contract assets have continued to increase.
- Aerojet Rocketdyne trades at a discount to peers.
- Aerojet Rocketdyne lags peers in various operational metrics including growth and margins.

MS. DRAKE'S COMPENSATION

- Board's Organization and Compensation Committee – which is entirely composed of Ms. Drake's allies – has awarded her outsized incentives without full Board approval.
- Conveniently designed to exactly attain "max" compensation thresholds.
- Significantly increased pay in recent periods – detached from performance.
- Change of control severance was inexplicably hiked in recent period.

Ms. Drake's compensation is controlled by her allies who compose the entirety of the Organization and Compensation Committee, and we believe she has continuously made short-sighted capital allocation decisions that put shareholders' best interests second to her personal financial interests.

MS. DRAKE'S COMPENSATION IS INORDINATELY HIGH AND DETERMINED BY HER FACTION

Total Compensation *($ in thousands)*



$12,000
$9,000
$6,000
$3,000
-
$3,246
$3,561
$5,535
$7,260
$9,640
952
1,551
703
1,222
1,593
722
1,590
3,127
806
1,534
4,851
862
1,614
7,090
923
2016A
2017A
2018A
2019A
2020A
Base Salary
Equity Awards (LTIP)
Cash Awards (STIP)
Other

Ms. Drake's equity awards are discretionary and decided by her faction, who make up the entirety of the Organization and Compensation Committee.

Short-Term Incentive Plan Performance Targets (% of maximum)



150%
125%
100%
75%
50%
Bookings have consistently been exactly in line with Ms. Drake's maximum incentive threshold.
2016A
2017A
2018A
2019A
2020A

Long-Term Incentive Plan Awards (% of base salary)



800%
600%
400%
200%
-
2016A
2017A
2018A
2019A
2020A
Awarded
Target

Ms. Drake's allies have awarded her equity awards significantly above employment agreement targets.

Change in Control Severance *($ in thousands)*



$6,000
$4,500
$3,000
$1,500
-
Severance payments in the case of a CIC event doubled in 2020.
$1,789
$2,223
$2,514
$2,638
$5,602
2016A
2017A
2018A
2019A
2020A

MS. DRAKE HAS WASTED SHAREHOLDER CAPITAL

- Ms. Drake launched a **costly, distracting and unnecessary investigation** into Mr. Lichtenstein on baseless claims that we believe was retaliatory and had nothing to do with the best interest of shareholders.

- The investigation's conclusions discredited Ms. Drake, who made a litany of baseless accusations via false and misleading communications in effort to entrench herself in office **at shareholders' expense.**

- On February 18, 2022, the Drake Directors claimed that they **did "not have the resources to fund a proxy contest"** and proposed that the Delaware Court of Chancery, hearing the case on the TRO, order Aerojet Rocketdyne to provide them with $10 million to fund the costs, fees and expenses of a proxy contest, with an equal amount provided to the Lichtenstein Directors.

- Ms. Drake was rebuked by the Court's granting of a TRO and its **rejection of her request** for authorization to use up to $10 million of shareholders' capital to support her proxy fight (as well as additional uncapped funds to launch litigation against Mr. Lichtenstein).

Ms. Drake's attempts to hijack corporate resources to achieve her aims demonstrates her unfitness to continue to serve as CEO.

MS. DRAKE HAS ATTEMPTED TO AVOID THE CONSEQUENCES OF HER MISUSE OF CORPORATE RESOURCES AND ABUSE HER POSITION OF POWER

- In our view, Ms. Drake **acted unlawfully by misusing Company resources** to pursue her personal takeover campaign and was hit with a temporary restraining order by the Delaware Court of Chancery preventing her from continuing to use corporate resources for her personal benefit.

> *"The even division of the Board means that neither side can benefit from the Company's resources—including its privilege—to the exclusion of the other."*

Vice Chancellor Will, Delaware Court of Chancery –
Letter Order Granting Motion to Compel, May 5, 2022

- Ms. Drake then tried to take control of the Company **without putting forth anything remotely resembling a viable plan** and without providing shareholders the opportunity to see evidence against her at the trial over her misuse of Company resources.

- In short, Ms. Drake **attempted to delay that trial** and schedule the Special Meeting to elect directors before evidence from the litigation became public.

Instead of facing the consequences of her actions, Ms. Drake continues to misuse corporate resources without Board approval.


SAVE AEROJET
WHY MR. LICHTENSTEIN'S SLATE AND CEO CANDIDATE
MARK TUCKER SHOULD LEAD THE COMPANY

MR. LICHTENSTEIN HAS A TRACK RECORD OF LONG-TERM SHAREHOLDER VALUE CREATION AT AEROJET ROCKETDYNE

Since Mr. Lichtenstein joined the Board in 2008, he has helped drive TSR of more than 250%.

DURING MR. LICHTENSTEIN'S BOARD TENURE, AEROJET ROCKETDYNE HAS PRODUCED STRONG RETURNS



500%
400%
300%
200%
100%
0%
-100%
-200%
March 5, 2008: Mr. Lichtenstein joins the Board as a director. The stock closed at $11 per share.
December 20, 2020: Aerojet Rocketdyne announces merger with Lockheed for $56 per share. On the prior trading day, the stock closed at $42.
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
Mar-21

DURING MR. LICHTENSTEIN'S BOARD TENURE, AEROJET ROCKETDYNE'S MARKET CAPITALIZATION HAS GROWN BY 7X



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
March 5, 2008: Mr. Lichtenstein joins the Board as a director. Market capitalization was $598 million.
December 20, 2020: Aerojet Rocketdyne announces merger with Lockheed for $56 per share. On the prior trading day, market capitalization was $4.08 billion.
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
Mar-21

Source: Bloomberg; TSR runs from March 5, 2008, the date Mr. Lichtenstein was appointed to the Board, through Feb. 24, 2022, the date Mr. Lichtenstein issued his first press release regarding the court case.

MS. DRAKE'S HIGHLY-TOUTED INVESTIGATION OF MR. LICHTENSTEIN DID NOT SUPPORT HER CLAIMS

The investigation found that:

- Mr. Lichtenstein's conduct did not constitute harassment or retaliation and was not improper under applicable Company policies or law.

- Mr. Lichtenstein did not violate his fiduciary duty as Executive Chairman, the Company's Code of Conduct, or any other law or Company policy.

- Mr. Lichtenstein was acting in shareholders' best interests by engaging in proper contingency planning in advance of a potentially value-destructive termination of the Lockheed deal.

MR. LICHTENSTEIN RESPONSIBLY ENGAGED IN CONTINGENCY PLANNING

In contrast to Ms. Drake, Mr. Lichtenstein attempted to best position Aerojet Rocketdyne for the future.

- ✓ In March 2021 – days after Aerojet Rocketdyne shareholders voted to approve the Merger Agreement – Aerojet's stock price fell to approximately 25% below the deal price, which Mr. Lichtenstein correctly believed reflected the market's doubt that the merger would gain regulatory approval.

- ✓ Due to increasing concerns that regulatory approval would not be secured, Mr. Lichtenstein believed Aerojet Rocketdyne should engage in meaningful contingency planning: making plans for the increasingly likely chance that the FTC would block the merger.

- ✓ Ms. Drake continued to deny the prospect that the deal might not close, rejected Mr. Lichtenstein's attempts to pursue contingency planning and even made the spurious claim that meaningful contingency planning would violate the Merger Agreement.

- ✓ When Mr. Lichtenstein continued to press Ms. Drake and other members of the Board to engage in meaningful contingency planning, Ms. Drake subsequently demanded the Company conduct an internal investigation of Mr. Lichtenstein.

As the Lockheed transaction faced mounting regulatory headwinds, Mr. Lichtenstein acted in shareholders' best interests in his attempts to ensure Aerojet Rocketdyne could continue to operate as a standalone entity from a position of strength if the transaction did not go through.

MR. TUCKER IS THE RIGHT CHOICE TO FIX THE COMPANY AND ENHANCE SHAREHOLDER VALUE

Our CEO candidate, Mr. Tucker, is a proven operator with the right experience and skillsets to help turn around the Company and create long-term value.

Issues Currently Plaguing Aerojet Rocketdyne	Mr. Tucker's Relevant Expertise & Experience
x Defense segment underperformance relative to management's plan.	✓ More than 35 years of experience in the defense and space sectors, including holding senior roles at Northrop Grumman Corporation.
x Operating issues across the Defense and Space segments, as evidenced by delayed delivery and customer dissatisfaction.	✓ Proven track record of operating success overseeing both the Defense and Space segments as Aerojet Rocketdyne's COO.
x Limited growth and business development.	✓ As Aerojet Rocketdyne's COO, Mr. Tucker oversaw a period of tremendous growth and shareholder value creation, including the integration of the operating business post-Rocketdyne acquisition.
x Lack of employee morale and high rates of executive attrition.	✓ Mr. Tucker played a key role in recruiting talent across Aerojet Rocketdyne's business as COO and has a strong network of experienced and qualified executives to fill gaps in the senior leadership team.

MR. TUCKER IS COMMITTED TO ACHIEVING MEASURABLE PROGRESS AND ENGAGING WITH SHAREHOLDERS

Mr. Tucker intends to have an open line of communication with shareholders and be transparent about the Company's operating performance and goals.

Intends to meet with all major shareholders within his first 100 days in office.

Will host quarterly earnings calls and an investor day within his first year in charge.

Plans to publish a clear, detailed operating roadmap with rational targets.

Is committed to pursuing return of capital and investing in the Company's research and development, automation and capital expenditure programs.

OUR SLATE POSSESSES THE RIGHT BACKGROUNDS AND SKILLSETS NEEDED AT THE COMPANY



Hon. Tina Jonas

- ✓ **Government financial experience and customer perspective:** *Served as Undersecretary of Defense/Comptroller and Chief Financial Officer for the U.S. Department of Defense.*
- ✓ **Deep knowledge of aerospace sector:** *Former executive at Sikorsky Aircraft and at PASSUR Aerospace, Inc. (OTCMKTS: PSSR), a provider of software and business intelligence platforms to airlines.*
- ✓ **Relevant public company board experience:** *Currently a director at Virgin Galactic Holdings, Inc. (NYSE: SPCE), Centrus Energy (NYSE: LEU) and Serco North America, a provider of services to the Department of Defense and other federal agencies.*



Warren Lichtenstein

- ✓ **Long-term shareholder perspective:** *Significant shareholder for more than 15 years and on Board since 2008, helping deliver TSR of +250% as a director, Chairman and then Executive Chairman.*
- ✓ **Extensive financial and aerospace expertise:** *Deep experience in corporate finance, executive management and investing as well as operations experience in aerospace and defense manufacturing.*
- ✓ **Relevant public company board experience:** *Has served as a director of over 20 public companies including Steel Partners (NYSE: SPLP).*



Joanne Maguire

- ✓ **Operational and engineering experience:** *Has years of space, engineering, defense and leadership experience across the private sector, including leadership positions at Lockheed Martin and Northrop Grumman.*
- ✓ **Relevant public company board experience:** *Has served as a director at companies including CommScope Holding Company, Inc. (NASDAQ: COMM), Tetra Tech, Inc. (NASDAQ: TTEK) and Visteon Corporation (NASDAQ: VC).*
- ✓ **Recognized sector leader:** *Received the 2022 General James E. Hill Lifetime Space Achievement Award.*



Aimee Nelson

- ✓ **Extensive financial and commercial banking expertise:** *Has years of financial and strategy consulting experience including numerous banking leadership roles at Fifth Third Bank and elsewhere.*
- ✓ **CFO and audit experience:** *Previously served as Chief Financial Officer of MKCuisine Global, LLC and currently a director of CorpHousing Group Inc.*
- ✓ **Real estate experience:** *Previously served as Senior Vice President of Real Estate Banking, and Senior Vice President of Commercial Banking, at Park Cities Bank ("Park Cities"), a full-service bank.*

OUR SLATE POSSESSES THE RIGHT BACKGROUNDS AND SKILLSETS NEEDED AT THE COMPANY (CONT.)



Mark Tucker

- ✓ **Deep operational familiarity with Aerojet Rocketdyne:** *Served as Aerojet Rocketdyne COO from 2015-2020 and has vast knowledge of Aerojet Rocketdyne's operations and business.*
- ✓ **Proven credibility and track record of success:** *Possesses strategic and financial acumen and drove critical cost cutting and operational improvement programs at the Company, including interfacing frequently with Board.*
- ✓ **Extensive operational experience in U.S. defense sector:** *Has more than 35 years of experience, including senior roles at Northrop Grumman Corporation.*



Martin Turchin

- ✓ **Extensive familiarity with Aerojet Rocketdyne, governance and audit experience:** *Director of Aerojet Rocketdyne since 2008 and is member of Audit and Corporate Governance and Nominating Committees.*
- ✓ **Significant real estate expertise and financial acumen:** *Has served as non-executive Vice Chairman of CBRE Group, Inc. (NYSE: CBRE), a commercial real estate services and investment firm and principal and Vice Chairman of Edward S. Gordon Company.*
- ✓ **Public company board experience:** *Served as a director of Boston Properties, Inc. (NYSE: BXP).*



Vice Admiral Mathias Winter

- ✓ **Decades of leadership, defense, procurement, technology and national security expertise:** *Managed a $30 billion annual budget with contracting authority and fiscal responsibility encompassing the design, manufacture, delivery and operation of F-35 weapon systems.*
- ✓ **Customer perspective:** *In his leadership roles he was responsible in part for purchasing from Aerojet Rocketdyne.*
- ✓ **Significant leadership experience:** *Held various ranks in the U.S. Navy for 35 years and led over 5,000 personnel.*



Heidi Wood

- ✓ **Aerospace sector experience and broad network:** *Held leadership roles at L3Harris Technologies, Inc. (NYSE: LHX), an aerospace and defense technology innovator and was appointed by President George W. Bush as Commissioner on the Commission on the Future of the U.S. Aerospace Industry.*
- ✓ **Growth strategy and business development expertise:** *Executive Vice President, Business Development & Growth Initiatives of CAE Inc. (NYSE: CAE).*
- ✓ **Aerospace financial expertise:** *Was Managing Director and Senior Aerospace and Defense Analyst at Morgan Stanley.*

OUR NOMINEES HAVE THE SKILLS & EXPERIENCE THAT ARE URGENTLY NEEDED AT AEROJET ROCKETDYNE

	Hon. Tina Jonas	Warren Lichtenstein	Joanne Maguire	Aimee Nelson	Mark Tucker	Martin Turchin	Vice Admiral Mathias Winter	Heidi Wood
Prior Operational & Executive Experience	☑	☑	☑	☑	☑		☑	☑
Capital Allocation & Finance Acumen	☑	☑		☑	☑	☑	☑	☑
Prior Public Board Experience	☑	☑	☑			☑		
Prior Aerospace Sector Experience	☑	☑	☑		☑		☑	☑
Real Estate Know-how		☑		☑		☑		
M&A Expertise		☑		☑				☑
Open Market Purchases/Ownership		☑			☑	☑		
DoD Acquisition Experience	☑	☑	☑		☑		☑	☑



SAVE AEROJET

A NEW OPERATING PLAN AND VALUE-CREATION STRATEGY

AEROJET ROCKETDYNE HAS TREMENDOUS SHORT AND LONG-TERM VALUE CREATION POTENTIAL

We firmly believe that operational improvements and capital structure optimization can yield significant shareholder value creation, including a potential share price increase to more than $65 in three years based on our estimates.

- Baseline unlevered free cash flow based on illustrative 50% EBITDAP conversion.
- Operational improvements include $150 million excess working capital release and $150 million monetization of non-core assets by 2025.
- Additional value from stock buybacks assumes $1.4 billion of capital returned to shareholders through 2024 at an 11x EV / LTM EBITDAP multiple (~$46 per share in 2022, ~$55 per share in 2023, and ~$65 per share in 2024).
  - Buybacks funded in part with $336 million of net proceeds from equity recapitalization in late 2022 (2.0x pro forma opening leverage, declining in each year to 1.5x in 2025).

2025 Share Price *(units in millions, except per share figures)*

	Baseline Projections	(+) Operational Improvements & Buybacks	(+) EBITDAP Multiple Expansion
Adj. EBITDAP	$357	$412	$412
(x) Multiple	10	10	13
Enterprise Value	**$3,566**	**$4,116**	**$5,351**
(-) Debt	(282)	(618)	(618)
(+) Cash	1,316	608	608
Equity Value	**$4,600**	**$4,106**	**$5,341**
(/) Shares Out.	86	60	60
Share Price	**$53.67**	**$67.99**	**$88.44**
***Memo*:**			
Stock Buybacks	-	*$1,400*	*$1,400*
Equity Value + Buybacks	*4,600*	*5,506*	*6,741*

2025 AJRD Share Price Bridge



$120
$100
$80
$60
$40
$20
-
2025 baseline Adj. EBITDAP valued @ 10x
3x multiple expansion following operational improvements and capital structure optimization
$54
$11
$3
$68
$20
$88
Benefit of operational improvements
Benefit of returning capital to shareholder
2025 Baseline Share Price
Operational Improvements
Stock Buybacks
Subtotal (w/ Ops. Improvements & Buybacks)
Multiple Expansion
Potential (w/ multiple expansion)

(1) Assumes $1.4 billion of capital returned to shareholders through 2025 at a 11x EV / LTM EBITDA multiple; includes $336 million of cash from equity recapitalization in late 2022 (2x pro forma leverage).

OPPORTUNITY TO SIGNIFICANTLY IMPROVE PROFITABILITY

We believe improved program management and disciplined allocation of SG&A spend can drive a significant improvement in profitability.

- 2025 Baseline Adjusted EBITDAP assumes revenue growth and margins in line with 2019-2021.
- Improved management of key defense and space programs expected to generate $50 million of incremental profitability by 2025.
- Current SG&A spend includes bloated overhead and significant underspend on R&D, impacting profitability and future of the Company.

2025 Adjusted EBITDAP Bridge *($ in millions)*



$50 million gross profit opportunity
$35 million SG&A savings
$30 million necessary investments – excludes future growth impact
15% higher than baseline
Aerojet Rocketdyne lags peers in IR&D spend which is necessary for the future of the business
$500
$450
$400
$350
$300
$357
$35
$15
$25
$10
($25)
($5)
$412
Baseline Adj. EBITDAP
Defense Improvements
Space Improvements
SG&A Efficiencies
Continuous Improvement Function
Incremental IR&D
Increased Staffing
Pro Forma Adj. EBITDAP

OPPORTUNITY TO RETURN MEANINGFUL CASH TO SHAREHOLDERS

In the near-term, the Company could return between $1.2 billion and $1.8 billion of capital to shareholders through capital structure optimization, monetization of non-core assets and working capital improvements.

- Current balance sheet cash is well above operating requirements and should be returned to shareholders (~$400 million).
- Fixing working capital bloat and divesting non-core assets could generate up to $400 million of incremental cash for shareholders.
- Utilizing 2.0x-3.0x total balance sheet leverage (consistent with comps) would generate ~$350-$650 million of incremental cash for shareholders.

Release of Cash / Cash Efficiency *($ in millions)*		
	Low	**High**
12/31/2021 Cash	703	703
(-) Illustrative Minimum Cash	(300)	(300)
Current Excess Cash	**$403**	**$403**
(+) Net Working Capital Improvements	100	200
(+) Divestiture of Non-Core Real Estate	100	200
Subtotal	**$603**	**$803**
(+) Additional leverage	336	645
Cash Available for Shareholders	**$939**	**$1,448**

OUR SLATE'S PLAN COULD ACHIEVE AT LEAST $65 PER SHARE OVER THREE YEARS BASED ON OUR ESTIMATES

Mr. Tucker will look to significantly improve the Company's operations and performance with the support of the rest of our highly qualified and experienced slate.

Improve production and operations in defense and space business units.

Optimize the Company's capital structure and allocation, mitigate the risk of R&D tax changes and achieve 100% recovery of environmental costs.

Strengthen the Company's corporate governance, including executive compensation, tax disclosures, environmental initiatives, investor discourse and an analysis of legal risks facing the Company.

Conduct a well-timed review of options to sell the Company in whole or in part to maximize potential shareholder value in the near-term.

OUR SLATE HAS A VIABLE VISION FOR VALUE CREATION

If elected, our CEO candidate and director nominees plan to implement a two-pronged operating strategy that could achieve up to $65 per share in three years based on our estimates.

1

Implement a new operating plan that seeks to address all the impediments to enduring value creation that have arisen under Ms. Drake and her allies' leadership since the Lockheed deal announcement, positioning the Company for long-term success.

2

Conduct a holistic, credible review of strategic alternatives that could maximize shareholder value in the immediate-term by targeting comparable or greater value than can be achieved on a standalone basis.

> "Potential is interesting, but execution is everything."

PRIORITIZE HUMAN CAPITAL MANAGEMENT

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

The failed Lockheed transaction, on top of leadership attrition and continual disputes throughout the Company, have created an atmosphere of chaos and distracted management from focusing on business execution.

FILLING KEY OPEN ROLES

- ✓ Our slate would fill the multitude of vacant leadership positions, while ensuring current leaders are in the appropriate positions for their skill sets—this will include revisiting the current staffing requirements to make sure remedying attrition is a top priority.

PRIORITIZING EMPLOYEE DEVELOPMENT

- ✓ After stabilizing the employee base, our nominees would instill a disciplined management review rhythm to ensure program execution and recovery is on point while enterprise initiatives are regularly reviewed.
- ✓ Mr. Tucker looks forward to developing a comprehensive internal communications plan that will be conveyed via leadership visits—this includes a leadership conference designed to set expectations and priorities.
- ✓ Our nominees would also reestablish some of the leadership development activities that were suspended following the Lockheed deal announcement.

BUILDING A STRONG MANAGEMENT TEAM FOR THE FUTURE

- ✓ Our nominees would focus on building a strong management team for the future, especially following a period of apparent uncertainty and turnover.
- ✓ Establish clear lines of responsibility, authority and accountability of the senior leadership team—especially given the disruption and vacancies in key positions.
- ✓ Mr. Tucker's expertise in Aerojet Rocketdyne’s business and 30+ year career in aerospace and defense provide him a 'ready now' network of experienced and qualified executives to fill open positions on the senior leadership team and throughout the business.

Mr. Tucker has the leadership experience and Company familiarity to provide immediate stability to the organization, while instilling a culture of executional performance that will drive value.

EMPHASIZE CUSTOMER RELATIONS AT ALL LEVELS OF THE BUSINESS

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Eroding customer confidence in Aerojet Rocketdyne and public criticism of performance has proven the need to focus on management engagement.

REVIEW ALL CUSTOMER SATISFACTION REPORTS AND FEEDBACK

VISIT KEY CUSTOMERS AND IMPLEMENT APPROPRIATE CUSTOMER SATISFACTION IMPROVEMENT PLANS

THROUGH EXECUTIVE REVIEW RHYTHM, TAKE OWNERSHIP OF PERFORMANCE COMMITMENTS WITH CUSTOMERS

Mr. Tucker plans to prioritize customer relationships by addressing their concerns and improving transparency about the Company’s production and delivery goals.

PROGRAM EXECUTION AND OPERATIONAL EXCELLENCE

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Underperforming programs represent a significant amount of lost profit opportunity and cash burn leading to customer criticism of performance and management responsibility.

CEO candidate Mark Tucker has devised the following action plan to remedy past operational issues:

REVAMP THE PROGRAMS IN "THE RED"

- ✓ Identify all programs that are significantly underperforming starting with those off contract delivery schedule, over cost or not meeting contracted profits through bookings or cash position.
- ✓ Conduct a comprehensive review of these programs to understand the root cause of the issues and devise corrective actions, ensuring that each reaction is realistic and executable.
- ✓ Implement a regular CEO review of these programs and their recovery plans.

FIX THE UNDERPERFORMING PRODUCT LINES

- ✓ To fix the underlying issues on each product line, Mr. Tucker plans to execute an evaluation of specialized manufacturing facilities that are most accretive to the business.

HEAL THE SUPPLY CHAIN BACK TO HEALTH

- ✓ Identify the supply chain issues that are impacting program and product performance while ensuring these are focused on the action plans that will be in place under new leadership.

FOCUS ON OPERATIONAL EXCELLENCE

- ✓ Explore opportunities to automate labor and improve quality.
- ✓ Build a robust production engineering capability that focuses on process simplification and continuous improvement.
- ✓ Restructure Aerojet Business Operating System ("ARBOS") to ensure measurable improvements are being made.
- ✓ Participate in customer program reviews to demonstrate commitment to relationship building and meeting customer expectations.

Correcting the operational deficiencies weighing down the business will yield higher profit expansion, improve cash flow and drive value.

STRENGTHEN THE COMPANY'S DEFENSE UNIT

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Our nominees would focus on fixing the internal production and operational issues that have plagued the Company since 2021 by:

Improving Missile Program Production & Operations

- ✓ Addressing past-due deliveries.
- ✓ Aligning to contract versus plan in delivery schedule, which is how Mr. Tucker ran operations as COO.
- ✓ Optimize inventory turn.

Repricing Smaller Programs Including Tomahawk & Javelin

- ✓ We believe there is a significant opportunity to renegotiate contracts for an Economic Price Adjustment related to inflation, which could unlock $10 million annually across 10 programs of record.
- ✓ In May 2022, the U.S. Department of Defense noted that it may be "appropriate to recognize cost increases due to inflation under existing contracts as well as offer considerations for the proper use of EPA when entering into new contracts."
- ✓ We would also explore the achievement of economic price adjustments to existing contracts.

Filling Open Roles & Increasing Staffing

- ✓ We believe this would help the Company meet contract deadlines and improve free cash flow.

Source: U.S. Department of Defense memorandum, May 25, 2022.

STRENGTHEN THE COMPANY'S SPACE UNIT

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Based on our analysis, the Space unit's cash flow position can also be greatly enhanced with program improvements such as:

Improving Rocket Program Production & Operations

- ✓ Addressing past-due deliveries.
- ✓ Aligning to contract versus plan in delivery schedule, which is how Mr. Tucker ran operations as COO.
- ✓ Optimize inventory turn.

Pursuing Alternative Payment Terms & Supplier Subcontract Arrangements

- ✓ We believe that accomplishing this for applicable programs can help ensure a positive cash flow position.

Filling Open Roles & Increasing Staffing

- ✓ We believe that this would help the Company meet contract deadlines and improve free cash flow.

Focusing on Operational Excellence

- ✓ We believe that implementing a continuous improvement program like the ARBOS is in line with best practice in the industrial business and estimate the application of lean concepts would generate >$10 million a year in incremental savings – or a total COGS of $1.8 billion.

REDUCE CORPORATE OVERHEAD & SPENDING

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Over the next three years, our analysis suggests that $20 million to $25 million in corporate cost reductions are achievable.

Our nominees would aim to trim excessive corporate overhead and spending, including on government affairs, public relations and high-priced external consultants.

This could potentially free up even more capital for opportunistic share repurchases or a special dividend.

→

We believe the **successful implementation of the CIP** – which occurred under Mr. Tucker's leadership – **has positioned the Company well**.

Nonetheless, there remains opportunity to further lean out the business by reducing overhead and administrative costs and limiting production inefficiencies.

→

Our nominees would prioritize securing **100% environmental reimbursement**.

Aerojet Rocketdyne went from 70% to 88% environmental reimbursement when Mr. Tucker was COO. Mark knows what it takes to unlock the remaining 12% and plans to prioritize doing so.

CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS ARE NEEDED ACROSS THE BOARD

We see significant opportunities to optimize the capital structure and more effectively allocate the Company's considerable cash.

Appropriately Utilizing Capital

- ✓ Aerojet Rocketdyne had approximately $700 million in cash at the end of the fiscal year, which is generating next to no return for shareholders.
- ✓ Given that the Company's customer relationships fund most of its research and development, our nominees want to explore returning up to $400 million in cash to shareholders via share and convertible debt repurchases.

Refinancing the Company's Debt

- ✓ Our nominees would also endeavor to refinance the Company's line of credit and debt coming due in 2023.
- ✓ This would effectively provide more flexibility during what remains a low interest rate environment relative to historical norms.

Exploring Divestitures of Real Estate & Non-Core Assets

- ✓ Our slate would explore divestitures of real estate holdings, non-core assets and underperforming business units on a tax-efficient basis which could yield more than $200 million in proceeds based on our estimates.

PRUDENTLY REINVEST IN THE COMPANY'S BUSINESS

We are also cognizant of the importance of reinvestment in the business.

INVEST IN NEW PRODUCT DEVELOPMENT AND AUTOMATION

- ✓ Our nominees would look to allocate capital to forward-looking research and development initiatives that customers are not yet funding.
- ✓ Redeploy company assets to invest in development of next generation propulsion and energetic technology.
- ✓ Currently non-transparent, dependent on customer funded R&D.
- ✓ Best practice industrial technologies firms spend on the order of 6% - 12% of revenues on R&D, while Steel estimates Aerojet Rocketdyne spends something less than 1% of revenues.
- ✓ Specific areas of investment are around space launch, space propulsion and hypersonics.

PRIORITIZE BUSINESS DEVELOPMENT

- ✓ Our slate would encourage the Company to actively explore new business opportunities rather than relying solely on already sourced customers.

ENHANCE THE COMPANY'S CORPORATE GOVERNANCE

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Our nominees have a plan to adopt leading corporate governance practices.

REALIGN EXECUTIVE COMPENSATION

- ✓ We believe executives should have the vast majority of their incentive compensation tied to shareholder returns, not nebulous non-GAAP and adjusted metrics.
- ✓ Executives should have equity compensation with a sizable performance-based vesting component, instead of a majority of equity compensation being tied to just time served.
- ✓ Our nominees would also aim to modify executives' change-in-control compensation to limit perverse incentives if a deal opportunity emerges.
- ✓ Our slate would evaluate the Organization & Compensation Committee's role to ensure a more equitable balance of power.

PRIORITIZE SHAREHOLDER RIGHTS

- ✓ Our slate plans to reduce the threshold for allowing shareholders to call special meetings.
- ✓ Our slate is committed to not instituting a poison pill.
- ✓ Once Mr. Tucker becomes CEO, our slate is committed to phasing out the Executive Chairman role.
- ✓ Relatedly, our nominees would seek to appoint a Lead Independent Director to ensure there is an independent counter-balance on the Board.
- ✓ Our slate would take the action necessary to allow shareholders to act by written consent.
- ✓ Our slate would seek to expand the Board to nine and add another highly qualified director to avoid any possibility of deadlock in the future.

IMPROVE INVESTOR DISCLOSURE

- ✓ Our nominees are committed to improved disclosure practices regarding business unit metrics, R&D investments, etc. to increase transparency with shareholders.

FOCUS ON SHAREHOLDER ENGAGEMENT

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	**CORPORATE GOVERNANCE ENHANCEMENTS**	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

Investors have not been given the insight to the fundamental strengths of the business due to minimal interactions from Ms. Drake and her management team.

Mr. Tucker to meet with all major shareholders within first 100 days

Provide insights and transparency on operational roadmap

Establish a regular CEO presence on quarterly earnings call

Host a much-needed investor day in the first 100 days

Execute share buyback program

Implement convertible debt repurchases

Mr. Tucker plans to establish shareholder relationships that Aerojet Rocketdyne has not previously cultivated, including open lines of communication and transparency about the Company's operating performance, opportunities and goals.

UNDERTAKE A CREDIBLE, HOLISTIC REVIEW OF STRATEGIC ALTERNATIVES

ORGANIZATIONAL STABILITY & LEADERSHIP	PROGRAM EXECUTION & OPERATIONAL EXCELLENCE	CAPITAL STRUCTURE & ALLOCATION IMPROVEMENTS	CORPORATE GOVERNANCE ENHANCEMENTS	ROBUST REVIEW OF STRATEGIC ALTERNATIVES

If elected, our nominees will bring fresh perspectives and much-needed skills to help the Board evaluate sale opportunities relative to a superior strategic, operational and financial plan.

- ✓ Our nominees would conduct an objective review of sale options of the Company in whole or in part targeting comparable or greater value than can be achieved on a standalone basis.
- ✓ Our slate would take steps to ensure that the Company is properly shopped.
- ✓ If a deal were to be reached, we would also take steps to secure an appropriate break fee and other customary terms to protect shareholders' interests. We feel it is absolutely critical for an aligned and long-term shareholder to be actively involved in this process, rather than ceding control to Ms. Drake and her faction.

We feel the choice between our slate and Ms. Drake's slate should come down to <u>credibility</u> and <u>vision</u>. When evaluated through that lens, we expect <u>the right choice will be clear.</u>

VOTE ON THE
<u>GREEN</u> PROXY CARD

<u>WWW.SAVEAEROJET.COM</u>

APPENDIX I – NOMINEE BIOGRAPHIES

BIOGRAPHY FOR HON. TINA JONAS

Ms. Jonas has held executive roles within the government and commercial sectors and is a recognized expert in military, defense and aerospace.



- Has decades of experience serving at the highest levels of the federal government, including as Undersecretary of Defense/Comptroller and Chief Financial Officer for the U.S. Department of Defense.
- Currently serves on the board of directors of Virgin Galactic Holdings, Inc. (NYSE: SPCE) and Centrus Energy Corp. (NYSE: LEU).
- Also serves on the board of directors of Serco North America, a provider of services to the Department of Defense and other federal agencies.
- Former executive at Sikorsky Aircraft, an aircraft manufacturer formerly within United Technologies Corporation (n/k/a Raytheon Technologies Corporation (NYSE: RTX)).
- Former President of UnitedHealthcare, Military and Veterans (UMV), and executive at PASSUR Aerospace, Inc. (OTCMKTS: PSSR), a provider of software and business intelligence platforms to airlines.
- Serves as Audit Committee Chair and Senior Adviser for the Center for Strategic and International Studies at the National Defense Industrial Association (NDIA), which drives strategic dialogue in national security.
- Additional board experience includes Top Aces Corp, a provider of air combat, mission-critical training for combat forces, The Aerospace Corporation, a federally funded research and development corporation (FFRDC), Lasermax, Inc., a leading provider of laser products and technology to the commercial and defense industries, and Airbus North America, a subsidiary of Airbus Group, Inc.
- Holds a B.A. in Political Science from Arizona State University and a Master's degree in Liberal Studies from Georgetown University.

BIOGRAPHY FOR WARREN LICHTENSTEIN

Warren Lichtenstein has extensive experience in corporate finance, executive management and investing, serving as a director and advisor to a diverse group of public companies with significant operations experience in aerospace, defense, manufacturing and banking.



- Has served as an Aerojet Rocketdyne director since 2008, Chairman from 2013 to 2016 and Executive Chairman since 2016.
- Collectively with his affiliates is a 5.2% shareholder of Aerojet Rocketdyne.
- Currently serves as the Executive Chairman of Steel Holdings GP Inc., the general partner of Steel Holdings L.P. (NYSE: SPLP), a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.
- Served as the Chairman and Chief Executive Officer of Steel Holdings GP Inc. from 2009 to 2013.
- Has served on the Board of Directors of more than 20 public companies, including Handy & Harman Ltd. (formerly known as WHX Corporation) (formerly NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products that is a wholly-owned subsidiary of Steel Holdings.
- Director of the Steel Foundation and of the Federal Law Enforcement Foundation.
- Holds a B.A. in Economics from the University of Pennsylvania.

BIOGRAPHY FOR JOANNE MAGUIRE

Ms. Maguire possesses significant engineering and general management expertise across the aerospace and defense sector as well as experience serving on the boards of directors of public technology companies.



- Currently serves on the boards of directors of CommScope Holding Company, Inc. (NASDAQ: COMM), a network infrastructure provider, Tetra Tech, Inc. (NASDAQ: TTEK), an engineering services firm, and Visteon Corporation (NASDAQ: VC), an automotive systems supplier, and formerly served on the board of directors of Freescale Semiconductor, Ltd. (NYSE: FSL), a semiconductor manufacturer.
- Previously held senior management positions at Lockheed Martin Corporation (NYSE: LMT), an aerospace, arms, defense, information security and technology corporation, including Executive Vice President of the Space Systems Company ("SSC"), Vice President and Deputy of SSC, and Vice President of its Special Programs Line of Business.
- Held various positions at Northrop Grumman Corporation (NYSE: NOC) (f/k/a TRW Space & Electronics Group), a multinational aerospace and defense technology company.
- Received the 2022 General James E. Hill Lifetime Space Achievement Award, was the first woman recipient of the International von Kármán Wings Award from the California Institute of Technology and was listed as the Top 50 Women in Technology by Corporate Board Member magazine in 2008.
- One of few women to have been named as a fellow of the American Institute of Aeronautics and Astronautics and was elected a member of the National Academy of Engineering in 2011.
- Holds an M.S. in Engineering Systems from UCLA; a B.S. in Electrical Engineering and Systems Science from Michigan State University; and completed the executive program in management at the UCLA Anderson School of Management.

BIOGRAPHY FOR AIMEE NELSON

Ms. Nelson possesses valuable expertise in business strategy as a result of her experience serving in various executive roles across different industries.



- Currently serves on the Board of Directors of CorpHousing Group Inc., an apartment rental operator.
- Former Chief Financial Officer of MKCuisine Global, LLC, a restaurant and bar services company.
- Previously served as a Managing Director of Fifth Third Bank, a bank subsidiary of Fifth Third Bancorp (NASDAQ: FITB), a bank holding company.
- Previously served as a Strategic Planning and Financial Consultant at Wild Oats Marketing, LLC, a producer of natural and organic food.
- Held multiple positions, including Senior Vice President of Real Estate Banking, and Senior Vice President of Commercial Banking, at Park Cities Bank ("Park Cities"), a full-service bank.
- Holds an M.B.A. with a concentration in Finance and Strategy from Southern Methodist University and a Bachelor of Business Administration in International Marketing from Texas Christian University.

BIOGRAPHY FOR MARK TUCKER

Our CEO candidate, Mr. Tucker, possesses more than 35 years of experience in operations and management at leading aerospace and defense technology and manufacturing companies.



- Former Chief Operating Officer of Aerojet Rocketdyne from 2015 through 2020, where he oversaw a period of strong growth and shareholder value creation.
- Has the right background needed to stabilize and reinvigorate the Company's culture and quickly begin implementing initiatives to enhance revenue, margins and cash flows.
- When he was an executive at the Company, Mr. Tucker was responsible for leading the Engineering, Manufacturing, Supply Chain, Quality, Contracts & Pricing, Safety, Health & Environment and Information Technology organizations, as well as oversight of the Company's 11 operating sites in nine states.
- Spent 30 years with Northrop Grumman Corporation, where he held vice president positions in Operations, Supply Chain Management, Program Management and Competitive Capture Pursuits.
- Holds a B.S. in Aeronautical Operations from California State University, San Jose, and an M.B.A from California State University, Long Beach.
- Graduated from the Executive Marketing Program at the University of California, Los Angeles and from the Executive Financial Analysis Program at Wharton School of Business, University of Pennsylvania.

BIOGRAPHY FOR MARTIN TURCHIN

Mr. Turchin has held various leadership positions and has broad experience at public companies, with a particular focus on legal and real estate matters.



- Director of Aerojet Rocketdyne since 2008 and is member of the Audit and Corporate Governance & Nominating Committees.
- Has significant real estate sector experience, including having served as non-executive Vice Chairman of CBRE Group, Inc. (NYSE: CBRE), a commercial real estate services and investment firm and principal and Vice Chairman of Edward S. Gordon Company, a subsidiary of Insignia Financial Group, Inc.
- Previously served on the Board of Directors of Boston Properties, Inc. (NYSE: BXP), a real estate investment trust, from 1997 to May 2019.
- Is a Trustee of the Turchin Family Charitable Foundation, a private foundation.
- Holds a J.D. from St. John's University School of Law and a B.S. from City College of the University of New York.

BIOGRAPHY FOR VICE ADMIRAL MATHIAS WINTER

Vice Admiral Winter possesses extensive leadership, defense, procurement, technology and national security expertise, including 35 years of military experience.



- Currently serves as an independent consultant providing technology and business advice to C-suite leaders across defense, private sector, non-profit and academia.
- Former U.S. Navy Vice Admiral who retired from military service in 2019 after a 35-year career including as the Program Executive Officer of the U.S. Department of Defense's F-35 Joint Program Office, where he led over 5,000 personnel and managed a $30 billion annual budget to design, manufacture, deliver and operate the Global F-35 weapon system.
- Previously served in various roles for the U.S. Navy, including as Chief of Naval Research, Program Executive Officer for Unmanned Aviation and Strike Weapons Programs, Commander of the Naval Air Warfare Center Weapons Division, Naval Acquisition Officer and Naval Aviator.
- Currently serves as a member of the board of directors of Global Air Logistics and Training, Inc., Nanocrine, Inc. and the Association of Uncrewed Vehicle Systems International.
- Member of the advisory board of ACTIVZ Global, LLC.
- Holds a B.S. in Mechanical Engineering from the University of Notre Dame, a Master's in Computer Science from the Naval Postgraduate School and a Master's in National Resource Strategy from National Defense University's Industrial College of the Armed Forces.

BIOGRAPHY FOR HEIDI WOOD

Ms. Wood has served in various executive leadership positions and has expertise in the aerospace industry.



- Currently serves as Executive Vice President, Business Development & Growth Initiatives of CAE Inc. (NYSE: CAE) ("CAE"), a manufacturer of simulation technologies, modelling technologies and training services to airlines, and President of CAE Healthcare, CAE's healthcare division.
- Former Interim President of Defense and Security at CAE.
- Held multiple roles, including Senior Vice President of Corporate Strategy and Technology, at L3Harris Technologies, Inc. (NYSE: LHX) (f /k/a L3 Technologies), an aerospace and defense technology innovator.
- Held various roles at Morgan Stanley (NYSE: MS), an investment banking company, including Managing Director and Senior Aerospace and Defense Analyst.
- Previously served as a member of The Defense Science Board Summer Study, a committee of civilian experts appointed to advise the U.S. Department of Defense on scientific and technical matters that conducts summer studies where panels meet as a large group to work on particular studies.
- Was appointed by President George W. Bush as Commissioner on the Commission on the Future of the U.S. Aerospace Industry, a commission formed by President Bush to study the future of the U.S. aerospace industry in the global economy and co-chaired the finance subcommittee.
- Holds a B.A. in English from Brown University.

SAVE AEROJET

APPENDIX II – ADDITIONAL CONTEXT

TIMELINE OF KEY EVENTS (1/2)

Early 2020

Mr. Lichtenstein proposed that Lockheed consider purchasing the Company. Months of negotiation ensued, with **Mr. Lichtenstein encouraging Aerojet management to also shop the possible deal to other bidders – which Ms. Drake refused to do**.

July 2020 – October 2020

Lockheed's initial offer for an all-cash merger valued Aerojet at $47.50 per share. Lockheed's subsequent bid rose to $52 per share in August 2020 and eventually increased to $56 per share in October 2020.

October 2020

Ms. Drake met with the full Board outside of Mr. Lichtenstein's presence and **threatened to leave the Company and take Aerojet's management team with her if the Board did not approve the merger**. She also said the directors would be in litigation for the rest of their lives.

October 2020

Despite previously insisting that an offer price as low as $56 per share would be unsatisfactory, Ms. Drake abruptly changed her tune when faced with the prospect of an offer at that price, which would personally net her ~$25 million. Ms. Drake helped justify her change of position by downwardly revising the Company's projections, among other things.

November 2020

After Lockheed informed Aerojet that $56 per share was its best and final offer, the Board agreed to move forward with negotiating the merger. Mr. Lichtenstein encouraged Ms. Drake to try for better non-economic terms.

December 2020

The Board unanimously approved the transaction. Although Mr. Lichtenstein had pushed Ms. Drake to insist on better deal terms, he believed the merger – which included a one-time dividend payment to Aerojet securityholders that he had insisted upon – was beneficial to shareholders and supported it.

March 2021

On March 9, 2021, Aerojet shareholders voted to approve the Merger Agreement. Within days, Aerojet's stock price fell to approximately 25% below the deal price, **which Mr. Lichtenstein believed reflected the market's doubt that the merger would gain regulatory approval**.

March 2021 – August 2021

Ms. Drake rebuffed Mr. Lichtenstein's efforts to discuss what would happen in the absence of regulatory approval and simultaneously grew evasive about her own plans if a deal did not close. She repeatedly refused to meet with Mr. Lichtenstein. **By August 2021, five months after the transaction received shareholder approval, the deal had not received the requisite FTC approval**.

Ms. Drake and her faction ignored our calls for contingency planning as regulatory headwinds mounted and it became clear the Lockheed transaction was in jeopardy.

TIMELINE OF KEY EVENTS (2/2)

August 2021 – December 2021

Mr. Lichtenstein and several other directors continued to push for contingency planning so Aerojet would have a go-forward plan in the increasingly likely event that the merger failed to receive regulatory approval. **Ms. Drake continued to deny the prospect that the deal would not close and rejected attempts to pursue contingency planning.**

December 2021

Ms. Drake told the Organization and Compensation Committee that several executives were planning to leave the Company if the Lockheed merger did not close. Ms. Drake claimed to be undecided about her own plans. Martin Turchin subsequently asked Director Chilton to engage Korn Ferry to conduct an executive search for replacements for management members who planned to leave.

December 2021 – January 2022

Mr. Lichtenstein, along with several other Board members, continued to press Ms. Drake and other members of the Board to engage in meaningful contingency planning. **In the wake of these efforts, Ms. Drake demanded the Company conduct an internal investigation against Mr. Lichtenstein.**

Jan. 1 – Jan. 24, 2022

Ms. Drake asked to start negotiating a severance package and golden parachute. Mr. Corcoran – who is one of Ms. Drake nominees, separately informed Mr. Lichtenstein he would not seek re-election.

Jan. 25, 2022

On Jan 25., 2022, **the FTC unanimously rejected the Lockheed merger**, bringing suit to block the transaction.

Jan. 26 – Feb. 2, 2022

Mr. Lichtenstein proposed that (i.) the Board nominate seven incumbent directors, leaving out Mr. Corcoran, (ii.) after the 2022 Annual Meeting, the Board would add two diverse directors and (iii.) Steel Holdings would forego its right to submit its own nominations. When the Drake Faction rejected this, SPHG Holdings nominated seven director candidates, including four incumbents, and continued to try to compromise with the Board. **The Board reached an agreement in principle on a compromise slate, but Ms. Drake later scuttled the slate.** On Feb. 2, **the Drake Faction issued an unauthorized press release and Form 8-K on behalf of the Company slamming the Steel nomination and publicly revealing the existence of the internal investigation.**

Feb. 7-Feb. 15, 2022

The Lichtenstein Directors filed suit in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief to prevent and remedy various unauthorized actions and misuse of corporate assets by or on behalf of the Drake Directors over matters relating to the Steel Nomination. **The Court granted a temporary restraining order that prohibited the Drake Faction from using Company resources in its campaign.**

Feb. 28, 2022

Ms. Drake nominated the Drake Nominees for election to the Board at the 2022 Annual Meeting.

In light of the Drake Faction's failure to plan for a world in which the Lockheed deal didn't go through, we took the extraordinary step of nominating a slate ahead of the deal ultimately being terminated.

MR. LICHTENSTEIN'S COMPENSATION HAS BEEN TIED TO SHARE PRICE

Mr. Lichtenstein's compensation as Executive Chairman is directly tied to appreciation of the Company's share price and certain shares only vest if the stock reaches specific targets. Mr. Lichtenstein received no compensation in 2022.

Compensation of the Executive Chairman

On March 3, 2020, the Company administered the 2020 compensation package for Mr. Lichtenstein with the following grants made pursuant to the Company's 2019 Incentive Plan:

(i) 17,409 time-based RSUs vesting in 1/3 increments on each of the first, second and third anniversaries of the grant date, having an aggregate grant date fair value of $875,000; and

(ii) 71,240 performance-based RSUs having an aggregate grant date fair value of $2,625,000, with 1/3 to vest upon achieving a stock price of $57.80; 1/3 to vest upon achieving a stock price of $62.83; and 1/3 to vest upon achieving a stock price of $67.85; with each such vesting to occur no later than the third anniversary of the grant date and with such stock price achievements in each case determined on the basis of the 20-day volume-weighted average price of the Company's Common Stock as reported on the NYSE.

Mr. Lichtenstein's RSUs will become fully vested and non-forfeitable upon the occurrence of any cessation (for any reason) of his service as Executive Chairman of the Company's Board of Directors and/or as a member of the Company's Board of Directors, in each case, that occurs within 60 days following a change in control of the Company, or as otherwise determined by the Organization & Compensation Committee.

The Organization & Compensation Committee consulted with Korn Ferry regarding Mr. Lichtenstein's 2021 compensation package. Korn Ferry considered his role as Executive Chairman and market data of companies of similar size and recommended a compensation package of $3,900,000. On December 19, 2020, the Board, upon the recommendation of the Organization & Compensation Committee, determined with the support of Korn Ferry that the cash compensation paid in lieu of any long-term incentive compensation for 2021 for Mr. Lichtenstein's continued service as our Executive Chairman was reasonable.

In order to mitigate the impact of Section 280G of the Code due to the pending merger with Lockheed Martin, in December 2020 the Organization & Compensation Committee approved the following payments and benefits for Mr. Lichtenstein:

(i) Accelerated vesting of that portion of any outstanding, time-based stock option or SARs held by Mr. Lichtenstein that were otherwise scheduled to vest based solely upon continued employment in the calendar year 2021 and 2022 and;

(ii) A cash award in the amount of $3,900,000, in lieu of any 2021 LTIP award.

A pro-rata portion of the cash award will be subject to recoupment by the Company in the event his employment with the Company terminates due to (1) resignation for any reason or (2) termination by the Company for cause (as defined in the Amended CIC Policy) prior to December 22, 2023, (based on the number of days elapsed prior to such date of termination), which recoupment obligation will lapse upon a change in control of the Company (within the meaning of the Company's 2019 Incentive Plan).

(ii) 71,240 performance-based RSUs having an aggregate grant date fair value of $2,625,000, with **1/3 to vest upon achieving a stock price of $57.80; 1/3 to vest upon achieving a stock price of $62.83; and 1/3 to vest upon achieving a stock price of $67.85;**

If shareholder value does not appreciate ~38%* above the current trading price, then Mr. Lichtenstein receives no compensation per the above structure – he is fully aligned with shareholders.

Source: Company's 2021 proxy statement.
*Based on Aerojet Rocketdyne share price at market close on June 8, 2022.

THE COMPANY’S PENSION PLAN IS SUFFERING FROM MS. DRAKE’S ACTIONS

While the Company’s pension plan produced strong returns under the benefits management committee’s oversight, Ms. Drake’s recent actions have adversely impacted the cash balance and funding status.

		(As of December 31st)						Pension Benefits (Year Ended November 30)								
	2016-2021 Total	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Fair value (beg of year)		$ 957.00	$ 932.50	$ 894.80	$ 931.20	$ 925.10	$ 931.40	$1,163.10	$1,249.20	$1,243.10	$1,296.80	$1,374.30	$1,335.50	$1,543.30	$1,712.20	$1,705.70
Actual gain/loss (return) on plan assets	$ 530.30	$ 135.70	$ 117.10	$ 144.80	$ (57.80)	$ 96.80	$ 93.70	$ (64.20)	$ 63.50	$ 150.20	$ 81.20	$ 54.50	$ 172.30	$ (46.60)	$ (29.50)	$ 145.50
Return as %		14.18%	12.56%	16.18%	-6.21%	10.46%	10.06%	-5.52%	5.08%	12.08%	6.26%	3.97%	12.90%	-3.02%	-1.72%	8.53%
Employer contributions	$ 280.20	$ 18.80	$ 15.60	$ 1.40	$ 133.10	$ 77.20	$ 34.10	$ 1.30	$ 1.20	$ 1.20	$ 1.20	$ 1.50	$ 1.20	$ 5.80	$ 1.70	$ 1.90
Benefits Paid	$ (685.00)	$(106.50)	$(108.20)	$(108.50)	$(111.70)	$(118.70)	$(131.40)	$ (136.10)	$ (133.70)	$ (136.10)	$ (136.10)	$ (133.50)	$ (134.70)	$ (167.00)	$ (141.10)	$ (140.90)
Funded status of the plans		$(274.30)	$(424.50)	$(417.30)	$(393.90)	$(511.70)	$(567.00)	$ (585.40)	$ (503.20)	$ (280.20)	$ (474.60)	$ (253.60)	$ (192.30)	$ (226.10)	$ 61.60	$ 89.00
Discount Rate (benefit obligations)		2.52%	3.28%	4.27%	3.59%	4.02%	4.36%	4.26%	3.96%	4.54%	3.68%	4.95%	5.21%	5.65%	7.10%	6.40%
Discount Rate (net periodic benefit expense)		3.28%	4.27%	3.59%	4.02%	4.36%	4.26%	3.96%	4.54%	3.68%	4.95%	5.21%	5.65%	7.60%	6.40%	6.00%

(in millons)

Estimated future benefit payments (in millons)

	Form 10K 2021
2022	$ 104.70
2023	$ 101.50
2024	$ 98.10
2025	$ 94.50
2026	$ 90.70
2027-2031	$ 395.10

MS. DRAKE THREATENED TO LEAVE

Ms. Drake has threatened to quit and take her executive team with her, reflecting her vindictive management style and lack of commitment to the Company.

- In October 2020, Ms. Drake met with the full Board outside of Mr. Lichtenstein's presence, noting to the Board that if it did not approve the Lockheed merger, she would leave and take Aerojet's management team with her, and the directors would be in litigation for the rest of their lives.
- Although Mr. Lichtenstein was not present at the meeting, he heard about these threats from several other directors on the Board, who were deeply troubled by Ms. Drake's conduct.
- Mr. Lichtenstein, concerned about these developments, pressed management for more information. Instead, management – at Ms. Drake's command – became less and less transparent, as Ms. Drake became more determined to close a transaction with Lockheed.
- By August 2021, five months after the transaction received shareholder approval, the transaction had not received the requisite FTC approval.
- In the meantime, Ms. Drake rebuffed Mr. Lichtenstein's efforts to discuss what would happen in the absence of regulatory approval and simultaneously grew evasive about her own plans if a deal did not close. As recently as July 2020, less than one year prior, Ms. Drake had signaled that she was unsure of whether she would remain as CEO, a threat that she repeated in October 2020, when Board approval of the transaction remained in doubt.
- Even recently, it is reported that Ms. Drake sought $48 million to resign, effectively contradicting her campaign and claim about fighting to maximize shareholder value.

As regulatory risk of a failed transaction continued to loom over Aerojet in 2021, so too did the question of whether Ms. Drake would remain with the Company in the event the transaction did not close.

MS. DRAKE THREATENED THE BOARD FOR DOING ITS JOB

MS. DRAKE THREATENED THE BOARD WITH ENDLESS LAWSUITS IF THE LOCKHEED DEAL WAS NOT CONSUMMATED

- Ms. Drake has consistently threatened and implied that the **Company's directors**, including members of the Drake Faction, would be subject to substantial litigation risks if they did not accede to her recommendations and views.
- In October 2020, Ms. Drake **met with the full Board outside of Mr. Lichtenstein's presence** where she noted that if they did not approve the Lockheed merger, the Board would be in "**litigation for the rest of their lives.**"

MS. DRAKE FALSELY CLAIMED THAT CONTINGENCY PLANNING WAS A BREACH OF THE DEAL

- Ms. Drake and her management team made the **spurious claim** that meaningful contingency planning would violate the Merger Agreement.
- Ms. Drake, alongside management, provided a status report referencing a publicly available article speculating that the FTC was planning to file a complaint to halt the merger. The article was consistent with market data reflecting shareholder sentiment that regulatory approval would not be obtained. Nonetheless, Ms. Drake **refused to acknowledge that data**, instead writing that "We believe this speculation is inaccurate," and advising that she "anticipated that the transaction will close in Q4 2021."
- Ms. Drake's change of control severance was perplexingly enlarged recently, which explains why she desperately wanted the deal to close despite the headwinds.

In a "memorandum for record," Ms. Drake claimed that Mr. Lichtenstein's focus on contingency plans would somehow subject Aerojet Rocketdyne to derivative litigation if the merger did not close.

MS. DRAKE HAS ACTED UNLAWFULLY– HOW CAN SHAREHOLDERS VOTE FOR HER?

Ms. Drake's actions since the point in which the Lockheed deal began facing regulatory headwinds have placed the Company's investors, employees and customers at tremendous risk.

Ms. Drake has repeatedly misled shareholders throughout her campaign

The Drake Proxy contains **numerous materially misleading statements**, including with respect to the rationale for her purported special meeting.

Blames Mr. Lichtenstein for preventing the Annual Meeting **despite Mr. Lichtenstein's efforts** to hold a meeting that **allows shareholders to have all material information** prior to voting.

Ms. Drake broke the law by misusing corporate resources for her personal takeover campaign

Delaware Court issued a TRO to prevent Ms. Drake from **continuing to utilize Aerojet Rocketdyne resources for personal gain.**

Ms. Drake attempted to hinder shareholders from having the benefit of important information and the Court's ruling before having to vote in the election contest so they could make fully informed decisions regarding the future directors and leadership of the Company.

It is abundantly clear that Ms. Drake has misused corporate machinery without Board approval and repeatedly misled shareholders throughout her campaign including her misguided and fabricated preliminary proxy materials.

THE DRAKE FACTION IS ATTEMPTING TO MISLEAD SHAREHOLDERS

The Drake Faction has misrepresented several key facts related to its performance and our slate.

THE DRAKE FACTION'S MYTHS	THE FACTS/REALITY
x The Drake Faction falsely claims that Mr. Lichtenstein's nominees are not independent, saying that Mr. Lichtenstein's industry experience and business relationships forged have led him to selecting his "friends" for the Board.	✓ Our slate was refreshed to increase the number of independent nominees and bring relevant qualifications to address the issues facing the Company today. Our nominees would seek to appoint a Lead Independent Director to ensure there is an independent counter-balance on the Board. Minor and industry-standard consulting agreements between Steel Partners and two director nominees have been terminated.
x The Drake Faction paradoxically touts its swift assembly of a "world class" slate identified by an "independent search firm."	✓ Using Company resources, Ms. Drake and her allies took over the already-underway search process and utilized Korn Ferry to identify her director candidates.
x Ms. Drake shockingly asserts that Mr. Lichtenstein initiated litigation in an attempt to prevent her from pursuing her slate.	✓ Mr. Lichtenstein's litigation was solely regarding Ms. Drake's misuse of corporate resources and the violation of a TRO.
x Ms. Drake considers her slate truly independent.	✓ Many of the Drake nominees are incumbents and they are all handpicked by Ms. Drake. The Board being composed of her allies – has awarded Ms. Drake outsized incentives without full Board approval in the past.
x The Drake Faction misleadingly claimed that the Company's pension fund has deteriorated under Mr. Lichtenstein's oversight.	✓ Mr. Lichtenstein boasts an incredible record overseeing the Company's pension plan with the discount rate going down, liability going up, and overall returns impressing. Like with other Company resources, Ms. Drake has misused capital from the pension plan to bolster lagging cash balance and cash flow.

The Drake Faction's attempts to distract from its own shortcomings, blunders and violations are easily refuted by Mr. Lichtenstein and his slate's commitment to improving corporate governance and acting in the best interest of shareholders.

Source: The Drake Faction's June 7, 2022, presentation.

APPENDIX III – REVENUE RECOGNITION

REVENUE RECOGNITION – FORM 10-K

Revenue Recognition

In our Aerospace and Defense segment, the majority of our revenue is earned from long-term contracts to design, develop, and manufacture aerospace and defense products, and provide related services, for our customers, including the U.S. government, major aerospace and defense prime contractors, and the commercial sector. Each customer contract defines our distinct performance obligations and the associated transaction price for each obligation. A contract may contain one or multiple performance obligations. In certain circumstances, multiple contracts with a customer are required to be combined in determining the distinct performance obligation. For contracts with multiple performance obligations, we allocate the contracted transaction price to each performance obligation based upon the relative standalone selling price, which represents the price at which we would sell the promised good or service separately to the customer. We determine the standalone selling price based upon the facts and circumstances of each obligated good or service. The majority of our contracts have no observable standalone selling price since the associated products and services are customized to customer specifications. As such, the standalone selling price generally reflects our forecast of the total cost to satisfy the performance obligation plus an appropriate profit margin.

Contract modifications are routine in the performance of our long-term contracts. Contracts are often modified to account for changes in contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and, therefore, are accounted for as part of the existing contract.

We recognize revenue as each performance obligation is satisfied. The majority of our aerospace and defense performance obligations are satisfied over time either as the service is provided, or as control transfers to the customer. Transfer of control is evidenced by our contractual right to payment for work performed to date plus a reasonable profit on contracts with highly customized products that we have no alternative use for. We measure progress on substantially all our performance obligations using the cost-to-cost method, which we believe best depicts the transfer of control of goods and services to the customer. Under the cost-to-cost method, we record revenues based upon costs incurred to date relative to the total estimated cost at completion. Contract costs include labor, material, overhead, and general and administrative expenses, as appropriate.

Recognition of revenue and profit on long-term contracts requires the use of assumptions and estimates related to the total contract value, the total cost at completion, and the measurement of progress towards completion for each performance obligation. Due to the nature of the programs, developing the estimated total contract value and total cost at completion for each performance obligation requires the use of significant judgment.

The contract value of long-term contracts may include variable consideration, such as incentives, awards, or penalties. The value of variable consideration is generally determined by contracted performance metrics, which may include targets for cost, performance, quality, and schedule. We include variable consideration in the transaction price for the respective performance obligation at either estimated value, or most likely amount to be earned, based upon our assessment of expected performance. We record these amounts only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

We evaluate the contract value and cost estimates for performance obligations at least quarterly and more frequently when circumstances significantly change. Factors considered in estimating the work to be completed include, but are not limited to: labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, warranty costs, volume assumptions, anticipated labor agreements, inflationary trends, schedule and performance delays, availability of funding from the customer, and the recoverability of costs incurred outside the original contract included in any estimates to complete. When our estimate of total costs to be incurred to satisfy a performance obligation exceeds the expected revenue, we recognize the loss immediately. When we determine that a change in estimates has an impact on the associated profit of a performance obligation, we record the cumulative positive or negative adjustment to the statement of operations. Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on our operating results. The following table summarizes the impact of the changes in significant contract accounting estimates on our Aerospace and Defense segment operating results:

	Year Ended December 31,	
	2021	2020
	(In millions, except per share amounts)	
Net favorable effect of the changes in contract estimates on net sales	$ 34.8	$ 38.5
Favorable effect of the changes in contract estimates on income before income taxes	31.2	45.1
Favorable effect of the changes in contract estimates on net income	23.0	34.5
Favorable effect of the changes in contract estimates on basic EPS	0.29	0.44
Favorable effect of the changes in contract estimates on diluted EPS	0.28	0.42

Source: The Company's 10-K filed on February 18, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/40888/000004088822000005/ajrd-20211231.htm.

REVENUE RECOGNITION – FORM 10-K (CONT.)

Free Cash Flow

We also provide the Non-GAAP financial measure of Free Cash Flow. Free Cash Flow is defined as cash flow from operating activities less capital expenditures. Free Cash Flow should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to cash flows from operations presented in accordance with GAAP. We use Free Cash Flow, both in presenting our results to stakeholders and the investment community, and in our internal evaluation and management of the business. Management believes that this financial measure is useful because it provides supplemental information to assist investors in viewing the business using the same tools that management uses to evaluate progress in achieving our goals. The following table summarizes Free Cash Flow:

(In Millions)	2021	2020
Net cash provided by operating activities	**$ 199.6**	**$ 363.8**
Capital expenditures	(37.3)	(54.6)
Free cash flow	**$ 162.3**	**$ 309.2**

Source: The Company’s 10-K filed on February 18, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/40888/000004088822000005/ajrd-20211231.htm.